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Exhibit 2.1

AGREEMENT OF MERGER

dated as of July 27, 2011

by and among

EAGLE BANCORP, INC.

ALLIANCE BANKSHARES CORPORATION

and

ALLIANCE BANK CORPORATION

i

ii

iii

 AGREEMENT OF MERGER

        This Agreement of Merger (the "Agreement"), made as of this 27th day of July, 2011, by and among Eagle Bancorp, Inc. ("Eagle"), a corporation organized and existing under the laws of the State of Maryland; Alliance Bankshares Corporation ("Alliance"), a corporation organized and existing under the laws of the Commonwealth of Virginia; and Alliance Bank Corporation, a Virginia chartered commercial bank and a wholly-owned subsidiary of Alliance ("Alliance Bank").

        WHEREAS, the respective Boards of Directors of Eagle and Alliance deem it advisable and in the best interests of their respective shareholders that Eagle acquire Alliance and Alliance Bank through the merger of Alliance with and into Eagle, on the terms, and subject to the conditions, set forth in this Agreement; and

        WHEREAS, the respective Boards of Directors of Eagle and Alliance have each approved the merger of Alliance with and into Eagle, upon the terms, and subject to the conditions, hereinafter set forth, including the Plan of Merger in substantially the form attached as Exhibit A hereto (the "Plan of Merger");

        WHEREAS, concurrently with the execution and delivery of this Agreement, EagleBank, a Maryland chartered commercial bank and a wholly-owned subsidiary of Eagle ("EagleBank") and Alliance Bank have entered into an Agreement of Merger (the "Bank Merger Agreement"), pursuant to which Alliance Bank shall merge with and into EagleBank (the "Bank Merger") with EagleBank as the surviving bank in the Bank Merger, and the Bank Merger shall be consummated as promptly as practicable following consummation of the Merger (hereinafter defined);

        WHEREAS it is intended that the Merger and the Bank Merger each will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Merger Agreement and the Bank Merger Agreement each constitute a plan of reorganization; and

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter set forth, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        1.1.    Merger.     Subject to the terms and conditions hereafter set forth, Alliance shall be merged with and into Eagle (the "Merger") with Eagle being the surviving corporation (the "Surviving Corporation"), in accordance with the Plan of Merger and the applicable provisions of the Maryland General Corporation Law (the "MGCL") and the Virginia Stock Corporation Act (the "VSCA").

        1.2.    Name.     The name of the Surviving Corporation shall be "Eagle Bancorp, Inc."

        1.3.    Articles of Incorporation; Bylaws.     (a) The Articles of Incorporation of Eagle in effect at the Effective Time (defined in Section 1.6(b)) shall be the Articles of Incorporation of the Surviving Corporation.

        (b)   The Bylaws of Eagle in effect at the Effective Time shall be the Bylaws of the Surviving Corporation.

        1.4.    Board of Directors; Officers.     (a) From and after the Effective Time, the directors and officers of Eagle at the Effective Time shall serve as the directors and officers of the Surviving Corporation until their successors are duly appointed or elected.

        (b)   From and after the Effective Time, the Board of Directors of EagleBank at the Effective Time, together with one member of the Board of Directors of Alliance Bank as of the Effective Time designated by Alliance Bank, subject to approval by the Nominating Committee of Eagle's Board of

Directors, shall serve as the directors of EagleBank as the successor institution until their successors are duly elected and qualified.

        1.5.    Effect of the Merger.     At the Effective Time, the separate corporate existence of Alliance shall cease and Eagle as the Surviving Corporation shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Alliance, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of Alliance, all without further act or deed, in accordance with the applicable provisions of the MGCL and VSCA.

        1.6.    Closing; Effective Time.     (a) The closing of the Merger (the "Closing") shall occur at the principal offices of Eagle, or at such other place designated by the parties in writing, at a time and on a date specified in writing by the parties, which date shall be on the earliest practicable business day, but not more than 30 days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date at which the Closing occurs is occasionally referred to herein as the "Closing Date."

        (b)   The Merger shall become effective at the latest of (i) the filing of appropriate articles of merger with the Maryland State Department of Assessments and Taxation (the "SDAT"); (ii) the filing of appropriate articles of merger with the Virginia State Corporation Commission (the "SCC"); and (iii) the time set forth in said articles of merger (the "Effective Time"). Except as otherwise agreed in writing, the Effective Time shall be on the Closing Date.

        1.7.    Bank Merger.     As promptly as practicable following the Effective Time, Alliance Bank shall be merged with and into EagleBank, with EagleBank surviving, pursuant to, and subject to the terms and conditions of, the Bank Merger Agreement to be substantially in the form attached hereto as Exhibit B. Notwithstanding the foregoing, Eagle reserves the right, in its sole discretion, to effect an alternate transaction between Alliance Bank and EagleBank, and Alliance and Alliance Bank agree to execute or cause to be executed such agreements and other documents necessary for Eagle to effect such other transaction as it may determine, in its sole discretion, involving EagleBank and Alliance Bank, provided, however, that Eagle agrees not to make any changes with respect to any transaction between EagleBank and Alliance Bank that will: (a) vary the form or amount of consideration paid to Alliance shareholders pursuant to Section 2.1 hereof or the treatment of Alliance Options (as defined in Section 2.2) pursuant to Section 2.2 hereof; or (b) adversely affect the treatment of the Merger as a reorganization under Section 368(a) of the Code.

        1.8.    Alternative Acquisition Structure.     Notwithstanding any provision in this Agreement to the contrary, Eagle shall be permitted, in its sole and absolute discretion, to restructure the method by which Eagle accomplishes the acquisition of Alliance as contemplated by this Agreement, including, without limitation, by providing for the merger of Alliance with and into a subsidiary of Eagle provided, however, that Eagle agrees not to make any changes with respect to the acquisition of Alliance that will: (a) vary the form or amount of consideration paid to Alliance shareholders pursuant to Section 2.1 hereof or the treatment of Alliance Options pursuant to Section 2.2 hereof; (b) require Alliance to resolicit shareholder approval of the Merger; or (c) adversely affect the treatment of the Merger as a reorganization under Section 368(a) of the Code. Alliance and Alliance Bank agree to execute or cause to be executed any amendments, agreements or further documentation reasonably required to effect such alternate structure.

 ARTICLE II

CONSIDERATION AND CONVERSION OF SHARES

        2.1.    Conversion of Shares.     (a) At the Effective Time, each of the outstanding shares of common stock, $4.00 par value per share, of Alliance ("Alliance Common Stock") (excluding shares of Alliance Common Stock held by any Alliance Subsidiary (other than in a fiduciary capacity)) or by Eagle or any Eagle Subsidiary (other than in a fiduciary capacity), shall automatically, and without further action, be converted into and exchangeable for the right to receive 0.4317 (the "Conversion Ratio") shares of common stock, $0.01 par value per share, of Eagle ("Eagle Common Stock"), subject to adjustment in accordance with the provisions of Section 2.1(b) (the "Stock Consideration"). The Stock Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(d), are referred to herein collectively as the "Merger Consideration."

        (b)   The Conversion Ratio shall be subject to increase or decrease in an amount determined by:

    (i)
    dividing the aggregate amount of the adjustment items (each an "Adjustment Item" and collectively the "Adjustment Items") set forth in Section 2(c) by the number of shares of Alliance Common Stock outstanding on the Closing Date;

    (ii)
    multiplying the result of the calculation in (i) (rounded to four decimal places) by 0.64;

    (iii)
    multiplying the result of the calculation in (ii) (rounded to four decimal places) by 1.25;

    (iv)
    dividing the result of the calculation in (iii) (rounded to four decimal places) by 13.69;

    (v)
    dividing 500,000 by the number of shares of Alliance Common Stock outstanding on the Closing Date; and dividing the result of such calculation by 13.69; and

    (vi)
    adding the result from the calculations in (iv) and (v) to the Conversion Ratio to arrive at the "Adjusted Conversion Ratio."

        (c)   The Adjustment Items are:

    (i)
    an adjustment with respect to Alliance's securities portfolio equal to the difference between the pre-tax net unrealized loss at March 31, 2011, and the pre-tax net unrealized gain or loss as of the end of the calendar month immediately preceding the month in which the Closing occurs, which shall be determined based upon a firm bid to purchase the portfolio, with a decrease (increase) in net unrealized loss constituting a positive (negative) adjustment; and the net amount of gains or losses realized upon the sale of securities subsequent to October 31, 2011 and prior to the Effective Time. For purposes of clarity, reference in this subsection to Alliance's securities portfolio shall refer to all securities, whether categorized as held-to maturity, available-for sale, or trading, whether or not fair value accounting has been elected for any security, but shall exclude all restricted stock. In calculating the adjustment pursuant to this subparagraph (i), there shall not be included any amount of unrealized gain or loss which has been reflected in the consolidated earnings or loss adjustment under subparagraph (ii).

    (ii)
    the net amount of pre-tax consolidated earnings (or losses) of Alliance for the period beginning on April 1, 2011 and ending on October 31, 2011, excluding (a) any additional provision for loan losses with respect to any Loan (as defined in Section 3.14) reflected on the consolidated balance sheet of Alliance at March 31, 2011 and (b) any additional charges or writedown with respect to any other real estate owned ("OREO") reflected as OREO on the consolidated balance sheet of Alliance at March 31, 2011; provided, however, if as of the end of the calendar month immediately preceding the month in which the Closing occurs, Alliance's gross Loans exceed the level of gross Loans as of March 31, 2011, then the net earnings or losses shall reflect an appropriate provision for loan losses for those Loans in excess of the March 31, 2011 levels. For purposes hereof, "gross Loans" shall mean Loans before deduction of the allowance for loan losses.

    (iii)
    a negative adjustment equal to the aggregate amount paid or payable by Alliance or Alliance Bank pursuant to any employment agreements, consulting agreements, change in control agreements, individual severance agreements or similar agreements as a result of the transactions contemplated by this Agreement and related personnel decisions (which such agreements are set forth in Section 2(c)(iii) of the Alliance Disclosure Schedule (as defined in Article IV hereof));

    (iv)
    a negative adjustment equal to the cost of termination (or paying out the term) of all Alliance data processing agreements (as set forth in Section 2(c)(iv) of the Alliance Disclosure Schedule) and deconversion of Alliance's systems;

    (v)
    a negative adjustment equal to the amount, if any, by which the expected amount to be collected on the notes payable to Alliance as contingent payment for the sale of Alliance Insurance Agency, Inc. pursuant to the Stock Purchase Agreement dated as of December 29, 2009 between Alliance and Thomas P. Danaher and Oswald H. Skewes (the "AIA Agreement") is less than the carrying value of such notes as of March 31, 2011;

    (vi)
    a negative adjustment equal to one and one-half percent (1.50%) of the amount, if any, by which the average level of Alliance Bank's title company, escrow and attorney trust account deposits ("Title Deposits") for the last calendar month immediately preceding the month in which the Closing Date occurs is exceeded by the average level of Title Deposits for the month of March 2011, as set forth in Section 2(c)(vi) of the Alliance Disclosure Schedule;

    (vii)
    a negative adjustment equal to one and one-half percent (1.50%) of the amount, if any, by which the average level of Title Deposits of each title company, attorney, law firm or other customer providing Title Deposits ("Title Customers"), for the last calendar month immediately preceding the month in which the Closing Date occurs, taking into consideration all accounts containing Title Deposits established or maintained by such Title Customer, is exceeded by the average level of Title Deposits of such Title Customer for the month of March 2011; provided, however, that the adjustment called for by this subparagraph (vii) shall only be made with respect to Title Customers whose average balance of Title Deposits for March 2011 was at least $10,000; and where the amount of the decline in such Title Customer's Title Deposits is at least 60% of such Title Customer's average Title Deposits for March 2011;

    (viii)
    a positive adjustment equal to one and one-half percent (1.50%) of the amount of the average balance of Title Deposits for the last calendar month immediately preceding the month in which the Closing Date occurs of any Title Customer who was not (x) a Title Customer at March 31, 2011 or (y) an affiliate of a Title Customer at March 31, 2011, provided such average balance is at least $10,000;

    (ix)
    a negative adjustment equal to the amount required to terminate, or the amount by which the lease expense required to be paid by Eagle exceeds the amount of sublease income expected to be received by Eagle (based upon subleases in place as of the Closing Date), for the leases and, as applicable, during the periods set forth on Section 2(c)(ix) of the Alliance Disclosure Schedule; together with the amount of any costs, expenses, fees (including, but not limited to, legal and brokerage fees), penalties, liabilities, payments, write-offs or acceleration of capitalized assets or expenses, or other amounts incurred, expendable, accruable or payable in connection with the termination of such leases, the sublease of the premises subject to such leases, other disposition of such leases or carrying of such leases; and

    (x)
    a negative adjustment equal to the amount, if any, required to terminate the non-competition provisions of the AIA Agreement.

        (d)   No fractional shares of Eagle Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Alliance Common Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, on the basis of the Market Value of a Share of Eagle Common Stock, with any fraction of a cent being rounded to the nearest cent (with one-half cent being rounded upward). The "Market Value of a Share of Eagle Common Stock" shall be equal to the average of the per share closing price for Eagle Common Stock for the 5 trading days immediately preceding the date which is 2 business days before the Closing Date (the "Market Value Determination Period"), as reported on the Nasdaq Stock Market ("Nasdaq"), calculated to four decimals. In the event that there shall be no trade on any trading day within the foregoing period, or if Nasdaq shall fail to report a closing price on any such day, the closing price for such day shall be equal to the average of the closing bid price and the closing asked price as reported by Nasdaq on that day.

        (e)   The Adjusted Conversion Ratio shall be proportionately adjusted for dividends on Eagle Common Stock payable in shares of Eagle Common Stock or any combination or subdivision of the Eagle Common Stock the record date for which is after the date hereof but prior to the Effective Time.

        (f)    All shares of Alliance Common Stock held by any Alliance Subsidiary (other than in a fiduciary capacity), by Eagle or any Eagle Subsidiary (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Section 2.1(a). Any such shares held by any Alliance Subsidiary shall not be considered outstanding.

        (g)   Each share of Eagle Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of Eagle Common Stock.

        (h)   The pre-tax consolidated earnings (or losses) of Alliance for the period April 1, 2011 through October 31, 2011 required by Section 2.1(c)(ii) hereof shall be determined based, to the extent practicable, upon the Quarterly Reports on Form 10-Q of Alliance for each calendar quarter, and for each period of less than a full calendar quarter shall be based upon internally generated month end reports, prepared by Alliance, on a basis consistent with accounting principles generally accepted in the United States ("GAAP"), and subject to Eagle's comment and review, and which shall have been reviewed by Alliance's independent registered public accounting firm in the same manner as it would review a Quarterly Report on Form 10-Q.

        2.2.    Treatment of Alliance Options.     At the Effective Time, each option (the "Alliance Options"), whether vested or unvested, issued and outstanding immediately prior to the Effective Time under the Alliance 1999 Stock Option Plan, as amended and restated (the "Alliance 1999 Plan"), and the Alliance 2007 Incentive Stock Plan (the "Alliance 2007 Plan" and together with the Alliance 1999 Plan, the "Alliance Stock Plans") shall be converted into and become options to purchase Eagle Common Stock. Eagle shall assume each Alliance Option in accordance with the terms and conditions of the Alliance Stock Plan pursuant to which it was issued, the agreements evidencing grants thereunder and any other agreements between Alliance and an optionee regarding Alliance Options (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant Alliance Stock Plan to which such options were issued, the agreements evidencing grants thereunder and any other agreements between Alliance and an optionee regarding Alliance Options by reason of the Merger); provided, however, that from and after the Effective Time, each such Alliance Option shall be exercisable solely for Eagle Common Stock; the number of shares of Eagle Common Stock which may be acquired pursuant to such Alliance Option shall be the number of shares of Alliance Common Stock subject to such Alliance Option multiplied by the Adjusted Conversion Ratio, rounded down to the nearest whole share; and the exercise price per share shall be equal to the exercise price per share of Alliance Common Stock divided by the Adjusted Conversion Ratio, rounded up to the nearest cent. With respect to each Alliance Option which is an incentive stock option, it is intended that the foregoing assumption and adjustment shall be effected in a manner consistent with the requirements of Section 424 of the Code.

        2.3.    Exchange Procedures.     (a) Eagle shall appoint its transfer agent, Computershare Investor Services, or, with the written consent of Alliance, which shall not be unreasonably withheld, another agent independent of and unaffiliated with Eagle or Alliance (the "Exchange Agent"), for the purpose of exchanging certificates representing Alliance Common Stock for the Merger Consideration. At or prior to the Effective Time, Eagle shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Alliance Common Stock, for exchange in accordance with this Article II, or shall duly authorize and direct issuance by the Exchange Agent in accordance with this Section of, (i) certificates representing the shares of Eagle Common Stock, or evidences of uncertificated shares of Eagle Common Stock, that constitute the Stock Consideration; and (ii) an amount of cash necessary to satisfy the cash in lieu portion of the Merger Consideration.

        (b)   As promptly as practicable, but in no event more than 10 business days, after the Effective Time, Eagle shall send, or shall cause the Exchange Agent to send, to each holder of record of Alliance Common Stock immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Alliance Common Stock for the Merger Consideration into which such shares shall have been converted. As promptly as possible after receipt of the Exchange Agent notice, each former shareholder of Alliance shall surrender his or her certificates to the Exchange Agent; provided, that if any former shareholder of Alliance shall be unable to surrender his Alliance Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Alliance Common Stock certificates from a former Alliance shareholder, the Exchange Agent shall issue such shareholder, in exchange therefor, one or more certificates representing the number of whole shares of Eagle Common Stock into which such holder's shares of Alliance Common Stock have been converted, or at the election of Eagle, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of any cash in lieu of fractional shares of Eagle Common Stock.

        (c)   Eagle shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of letters of transmittal.

        (d)   All Alliance Common Stock certificates must be surrendered to the Exchange Agent within twelve months of the Effective Time. In the event that any former shareholder of Alliance shall not have properly surrendered his or her certificates within such period, the shares of Eagle Common Stock that would otherwise have been issued to such shareholder may, at the option of Eagle, be sold and the net proceeds of such sale, together with any cash in respect of fractional shares and any previously accrued dividends, shall be held by Eagle for such shareholder's benefit in a non-interest bearing deposit account at EagleBank or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"), chosen by Eagle in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for Eagle Common Stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Alliance, without interest, upon proper surrender of his or her Alliance Common Stock certificates.

        (e)   All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 2.1(d) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder's name.

        (f)    Following the Effective Time, certificates which formerly represented shares of Alliance Common Stock which are to be converted into the Stock Consideration shall be deemed for all purposes to represent the number of whole shares of Eagle Common Stock into which they have been converted, except that until exchanged in accordance with the provisions of this Section 2.3, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of Eagle Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EAGLE

        Except as set forth in the disclosure schedule delivered by Eagle to Alliance and Alliance Bank prior to the date hereof (the "Eagle Disclosure Schedule"), Eagle represents and warrants to Alliance and Alliance Bank as follows:

        3.1.    Organization and Authority.     Eagle is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA") and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of its subsidiaries, as now being conducted and to enter into and carry out its obligations under this Agreement. Eagle is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Eagle and the Eagle Subsidiaries (as defined in Section 3.8), taken as a whole. Eagle has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition, prospects or result of operations of Eagle and the Eagle Subsidiaries, taken as a whole.

        3.2.    Capitalization of Eagle.     (a) As of the date hereof, the authorized capital stock of Eagle consists of 50,000,000 shares of common stock, par value $0.01 per share, of which 19,850,769 shares are issued and outstanding, and 1,000,000 shares of undesignated preferred stock, $0.01 par value per share, of which 56,600 shares, designated Senior Non-Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), are outstanding. Additionally, an aggregate of 2,327,572 shares of Eagle Common Stock are reserved for issuance pursuant to Eagle's 1998 Stock Option Plan, Eagle's 2006 Stock Plan, the Fidelity and Trust Financial Corporation ("F&T") 2004 Long-Term Incentive Plan, the F&T 2005 Long-Term Incentive Plan, and Eagle's 2011 Employee Stock Purchase Plan (the "Eagle Stock Plans"), including unvested shares of restricted stock. Additionally, 376,754 shares of Eagle Common Stock are reserved for issuance in connection with the Eagle Dividend Reinvestment Plan ("DRI Plan"), and 385,434 shares of Eagle Common Stock are reserved for issuance pursuant to the warrant (the "Warrant") issued to the United States Department of the Treasury (the "Treasury") As of the date hereof, there are no other shares of capital stock or other equity securities of Eagle outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of Eagle, or contracts, commitments, understandings, or arrangements by which Eagle was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security.

        (b)   All of the outstanding shares of Eagle Common Stock are duly authorized and validly issued shares of Eagle Common Stock, and are fully paid and nonassessable under the MGCL. When issued in accordance with the provisions of this Agreement, all of the shares of Eagle Common Stock to be issued as Merger Consideration in exchange for shares of Alliance Common Stock will be duly authorized and validly issued shares of Eagle Common Stock and will be fully paid and nonassessable under the MGCL. No shares of Eagle Common Stock have been, and none of the shares of Eagle Common Stock to be issued in exchange for shares of Alliance Common Stock will be, issued in violation of the preemptive or preferential rights of any holder of Eagle capital stock. Eagle has reserved a sufficient number of shares of Eagle Common Stock for the purpose of issuing shares of Eagle Common Stock in accordance with the provisions of Article II hereof. All of the outstanding shares of Eagle Common Stock have been issued pursuant to an effective registration statement under the Securities Act, and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws, or pursuant to applicable exemptions from such registration or qualification.

        3.3.    Authorization.     (a) The execution, delivery and performance of this Agreement by Eagle and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Eagle, and no other corporate proceedings on the part of Eagle are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to the approvals of government agencies having regulatory authority over Eagle or the Merger as may be required by statute or regulation, this Agreement is the valid and binding obligation of Eagle, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors' rights generally and subject to general equitable principles which may limit the enforcement of certain remedies.

        (b)   Neither the execution, delivery and performance of this Agreement by Eagle, nor the consummation of the transactions contemplated hereby, nor compliance by Eagle with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Eagle under any of the terms, conditions or provisions of: (x) the Articles of Incorporation or Association or Bylaws (or similar organizational and governing documents) of Eagle, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Eagle is a party or by which it may be bound, or to which Eagle or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Eagle or any of its properties or assets.

        (c)   Other than in connection or in compliance with the applicable provisions of the MGCL, the VSCA, the Maryland Financial Institutions Code (the "MFIC"), Title 6.2 of the Code of Virginia (the "VFIC"), the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or the Federal Deposit Insurance Act (the "FDIA") or any applicable federal or state banking statute (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Eagle of the transactions contemplated by this Agreement.

        (d)   Eagle has no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Alliance or Alliance Bank would deem unduly burdensome, or which would have an adverse impact on its capacity to consummate the transactions contemplated hereby.

        3.4.    Eagle SEC Reports.     (a) Eagle has made available to Alliance (i) its Annual Reports on Form 10-K for its fiscal years ended December 31, 2010 and 2009, (ii) its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2011, (iii) its proxy or information statements relating to meetings of Eagle's shareholders since December 31, 2009, and (iv) all of its other reports, statements, schedules and registration statements filed with or furnished to the United States Securities and Exchange Commission (the "SEC") since December 31, 2009 (collectively, the "Eagle SEC Reports"), each in the form filed with the SEC. As of its date of filing with or furnishing to the SEC, each Eagle SEC Report, in each case as amended or supplemented, as applicable, complied in all material respects with the Exchange Act or Securities Act, as the case may be, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which the statement was made. Eagle has timely filed all Eagle SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2009.

        (b)   Eagle has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Eagle, including with respect to its consolidated subsidiaries, in the reports that it files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and (ii) made known to Eagle's principal executive officer and its principal financial officer, or persons performing similar functions, by others within those entities. Such disclosure controls and procedures are effective for the purposes for which they were established, including timely alerting Eagle's principal executive officer and principal financial officer, or persons performing similar functions, to material information to be included in the Eagle SEC Reports under the Exchange Act.

        (c)   Eagle has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Eagle's financial reporting and the preparation of Eagle's financial statements for external purposes in accordance with GAAP. Eagle has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a role in Eagle's internal control over financial reporting. Eagle is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2010 that has materially affected, or is reasonably likely to materially affect, Eagle's internal control over financial reporting.

        (d)   Since December 31, 2008 (i) Eagle has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of Eagle or any Eagle Subsidiary, including but not limited to any complaint, allegation, assertion or claim that Eagle or any Eagle Subsidiary has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing Eagle or any Eagle Subsidiary has reported to their respective Boards of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by Eagle or any Eagle Subsidiary or any of their respective officers, directors, employees or agents.

        3.5.    Eagle Financial Statements.     The (i) audited consolidated balance sheets of Eagle as of December 31, 2010 and 2009 and the related audited consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 2010 included in Eagle's Annual Report on Form 10-K for the year ended December 31, 2010, and (ii) unaudited consolidated balance sheets of Eagle as of March 31, 2011 and March 31, 2010 and the related unaudited consolidated statements of operations, changes in shareholders' equity, and cash flows for the three months ended March 31, 2011 and March 31, 2010, included in Eagle's Quarterly Report on Form 10-Q for the period ended March 31, 2011, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its consolidated results of operations, changes in shareholders' equity and cash flows. The audited consolidated balance sheets of Eagle as of future dates and the related audited consolidated statements of operations, changes in shareholders' equity and cash flows for the periods then ended, which may be provided by Eagle to Alliance subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its consolidated financial position as of such dates and its consolidated results of operations, changes in shareholders' equity and cash flows for such periods. The unaudited interim financial statements which may be provided to Alliance subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the consolidated financial position of Eagle at the dates and the consolidated results of operations, changes in shareholders' equity and cash flows of Eagle for the periods stated therein. Together, the audited and unaudited consolidated financial statements referred to in this Section 3.5 are referred to as the "Eagle Consolidated Financial Statements."

        3.6    Books of Account; Corporate Records.     The books of account of Eagle and EagleBank are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of EagleBank contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of EagleBank, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder. The minute books of Eagle and EagleBank accurately disclose all material corporate actions of their respective shareholders and Board of Directors and of all committees thereof.

        3.7.    Regulatory Reports.     (a) As of March 31, 2011, Eagle and EagleBank had filed, since that date have filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, (ii) the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), (iii) the FDIC, (iv) the SDAT, and (v) the Maryland Department of Financial Regulation (the "DFR") (all such reports and statements are collectively referred to herein as the "Eagle Reports"). As of their respective dates, the Eagle Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (b)   Each registration statement, prospectus, offering circular, private placement memorandum or other securities offering document used by Eagle in connection with the sale of Eagle Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

        3.8.    Eagle Subsidiaries.     Eagle directly or indirectly owns all the shares of the outstanding capital stock of EagleBank and all of the capital stock or other equity interests of each entity disclosed as a subsidiary in Exhibit 21 to Eagle's Quarterly Report on Form 10-Q for the period ended March 31, 2011. EagleBank together with all other Eagle and EagleBank subsidiaries are referred to on occasion as "Eagle Subsidiaries" and each individually as an "Eagle Subsidiary." Neither Eagle nor EagleBank has any other subsidiaries. No equity securities of any Eagle Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock or other equity security of any Eagle Subsidiary, and there are no other contracts, commitments, understandings or arrangements by which any Eagle Subsidiary is bound to issue, or Eagle is bound to cause any Eagle Subsidiary to issue, additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security. All of the shares of capital stock of each Eagle Subsidiary so owned by Eagle are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. EagleBank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland and has the corporate power and authority and all necessary federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted. The deposits of EagleBank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC.

        3.9.    Absence of Material Adverse Changes.     Except for events or circumstances disclosed in the Eagle SEC Reports, since December 31, 2010, there has not been any change in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner or conduct of the business of Eagle and the Eagle Subsidiaries that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole, or on the ability of Eagle to consummate the transactions contemplated hereby. Nothing herein contained shall be deemed to admit or give rise to any implication that any events disclosed in the Eagle SEC Reports have had, or may be reasonably expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole, or on the ability of Eagle to consummate the transactions contemplated hereby.

        3.10.    Litigation and Other Proceedings.     Neither Eagle nor any Eagle Subsidiary is a party to any pending, or, to the knowledge of Eagle, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the capacity of Eagle to consummate the transactions contemplated hereby or the financial condition, prospects, results of operations, business, or properties of Eagle or any Eagle Subsidiaries, taken as a whole, and, to the knowledge of Eagle, there is no basis for any of the foregoing.

        3.11.    Proxy Statement, Etc.     None of the information supplied or to be supplied by and relating to, Eagle, for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Alliance in connection with the Alliance Shareholder Meeting (as defined in Section 5.3 below), (ii) the Registration Statement (as defined in Section 6.2) and (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which Eagle is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

        3.12.    Tax and Regulatory Treatment.     Neither Eagle nor any Eagle Subsidiary has taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code. Eagle has no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on its capacity to consummate the transactions contemplated hereby.

        3.13.    Taxes.     (a) Eagle and the Eagle Subsidiaries have duly filed, or will file, all federal, state, local and foreign tax returns ("Eagle Returns") required by applicable law to be filed on or before the Effective Time (all such Eagle Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Eagle Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Eagle reasonably believes that neither it nor any Eagle Subsidiary has or will have any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. Eagle and the Eagle Subsidiaries are not delinquent in the payment of any material tax, assessment or governmental charge and have not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed.

        (b)   No material deficiencies for any tax, assessment or governmental charge have been assessed (tentatively or definitively) or, to Eagle's knowledge, proposed or asserted against Eagle or any Eagle Subsidiary which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and Eagle and the Eagle Subsidiaries do not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes. No issue has been raised with Eagle by any federal, state, local or foreign taxing authority in connection with an audit or examination of the Eagle Returns, or the business or properties of Eagle and the Eagle Subsidiaries which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where Eagle and each Eagle Subsidiary does not file tax returns that Eagle or any Eagle Subsidiary is or may be subject to taxation by that jurisdiction.

        (c)   Eagle and each Eagle Subsidiary has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate taxing authority all material taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all taxes through the end of the last period for which Eagle and the Eagle Subsidiaries ordinarily record items on their respective books. Eagle and each Eagle Subsidiary have withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income taxes, Federal Insurance Contributions Act ("FICA") taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

        (d)   Neither Eagle nor any current Eagle Subsidiary has any liability for the taxes of any other person (including any former subsidiary of Eagle or EagleBank), other than Eagle or EagleBank, under 26 CFR 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, with respect to tax years ending after December 31, 2005.

        3.14.    Loans.     (a) Each of the loans, including loans held for sale ("Loans") of EagleBank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, and subject to general principles of equity which may limit the enforcement of certain remedies.

        (b)   Each Loan of EagleBank was made in material compliance with the provisions of applicable law and regulation, including but not limited to the Real Estate Settlement Practices Act ("RESPA"), the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

        (c)   No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of EagleBank exists, and Eagle and EagleBank have no knowledge of any borrower's inability to repay any of such Loans when due, whether or not such borrower is currently in default, except as reflected on Eagle's classified asset schedule.

        (d)   Neither Eagle nor any Eagle Subsidiary has any liability or obligation, and, to Eagle's knowledge, no events have occurred and no threats have been made which would require Eagle or any Eagle Subsidiary, to repurchase or reacquire any Loan, or purchase collateral in respect of any Loan, which was held for sale and which has previously been sold in the ordinary course of Eagle's mortgage origination/brokerage business (whether or not such loan has subsequently been reacquired by Eagle or any Eagle Subsidiary) since December 31, 2005 ("Eagle Sold Loans"), or to make any payment on any Eagle Sold Loan, or to make any payment to, reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, the purchaser (or subsequent purchaser or acquiror) of any Eagle Sold Loan in respect of such Eagle Sold Loan, or is otherwise subject to any liability or recourse in respect of any Eagle Sold Loan. Neither Eagle nor any Eagle Subsidiary has any liability to any borrower as a result of the manner in which an Eagle Sold Loan was originated. Section 3.14(d) of the Eagle Disclosure Schedule sets forth detail with respect to any exceptions hereto, including but not limited to the nature and extent of the liability, any limits (in time or dollar amount) on such liability, the basis of such liability, the instrument under which such potential liability arises, the nature and amount of Eagle Sold Loans resulting in such liability and the identity of the party to whom Eagle or Eagle Bank may have such liability.

        (e)   No Eagle Sold Loan was originated in violation of the representations and warranties of Eagle contained or incorporated by reference in any contract or agreement pursuant to which such Eagle Sold Loan was sold or assigned, including but not limited to any representation or warranty regarding the absence of fraud, misstatement of a material fact, omission of a material fact or a fact necessary to make the information provided not misleading, regarding the Eagle Sold Loan, the loan collateral, the borrower or the credit-worthiness of borrower, and any representation or warranty of Eagle regarding the absence of any fact, circumstance or condition which would cause, or would reasonably be expected to cause, the purchaser of the Eagle Sold Loan, any subsequent purchaser, securitizer or guarantor of such Eagle Sold Loan (including but not limited to the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), the Government National Mortgage Association ("GNMA"), the Federal Housing Administration ("FHA") or the Department of Veteran Affairs (the "VA") to regard such Eagle Sold Loan as unacceptable as an investment, ineligible for insurance, or which would otherwise cause them to consider the value or marketability of such Eagle Sold Loan to be materially adversely affected.

        (f)    Neither Eagle nor any Eagle Subsidiary currently services any Loan, including any Eagle Sold Loan, not currently held in portfolio, for any third party. The servicing and collection practices of Eagle and each Eagle Subsidiary with respect to Eagle Sold Loans materially complied with applicable laws, and was in accordance with the terms and conditions of the agreements pursuant to which such Eagle

Sold Loans were sold, whether such servicing was conducted by Eagle, an Eagle Subsidiary, their respective affiliates, a third party or a servicing agent of any of the foregoing.

        3.15.    Absence of Undisclosed Liabilities.     Except as (i) reflected, noted and/or adequately reserved against in the Eagle Consolidated Financial Statements as of December 31, 2010, and (ii) incurred since December 31, 2010 in the ordinary course of business consistent with past practice, Eagle and the Eagle Subsidiaries have no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

        3.16.    Sarbanes-Oxley Act.     Eagle is in material compliance with the provisions, including Section 404, of the Sarbanes-Oxley Act of 2002, and the certifications included in the Eagle SEC Reports are, as of the date on which they were made, accurate.

        3.17.    Compliance with Laws.     (a) Eagle and the Eagle Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Eagle, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Eagle and the Eagle Subsidiaries are in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole. Eagle is in compliance with all applicable listing standards of the NASDAQ Stock Market. Neither Eagle nor any Eagle Subsidiary is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole.

        (b)   Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Eagle or any of the Eagle Subsidiaries which reasonably could be expected to have a material adverse effect on the business of Eagle and Eagle Subsidiaries taken as a whole. Neither Eagle nor any Eagle Subsidiary is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and neither Eagle nor any Eagle Subsidiary has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

        3.18    Consents.     Except for the approval by the requisite vote of holders of Alliance Common Stock, the governmental approvals referred to in Section 3.3 and as set forth in Section 3.18 to the Eagle Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit Eagle to consummate the transactions contemplated hereby.

        3.19.    Fairness Opinion.     Eagle has received, on or prior to the date hereof, the written opinion of Sandler O'Neill & Partners, L.P. to the effect that the Merger is fair to the shareholders of Eagle from a financial point of view.

        3.20    Environmental Matters.     No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by Eagle or any Eagle Subsidiary, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by Eagle or any Eagle Subsidiary, where such violation would reasonably be expected to have a material adverse effect on the value of the property to Eagle. Neither Eagle nor any Eagle Subsidiary has received written notice of, nor to the knowledge of Eagle or any Eagle Subsidiary has Eagle or any Eagle Subsidiary received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Eagle or any Eagle Subsidiary of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and neither Eagle nor any Eagle Subsidiary is subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

        3.21.    Brokers and Finders.     Except for the fee set forth in Section 3.21 of the Eagle Disclosure Schedule payable to Sandler O'Neill & Partners, L.P., neither Eagle, nor any of its officers, directors, employees or shareholders, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted, directly or indirectly, for Eagle, in connection with this Agreement or the transactions contemplated hereby

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ALLIANCE AND ALLIANCE BANK

        Except as set forth in the disclosure schedule delivered by Alliance and Alliance Bank to Eagle prior to the date hereof (the "Alliance Disclosure Schedule"), Alliance and Alliance Bank represent and warrant to Eagle as follows:

        4.1.    Organization and Authority.     Alliance is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Alliance is a registered bank holding company under the BHCA, and has the corporate power and authority to own its properties and assets and to carry on its business, and the business of the Alliance Subsidiaries (as defined in Section 4.2), as now being conducted and to enter into and carry out its obligations under this Agreement. Alliance is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Alliance and the Alliance Subsidiaries, taken as a whole. Alliance has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition, prospects or result of operations of Alliance and the Alliance Subsidiaries, taken as a whole.

        4.2.    Alliance Subsidiaries.     (a) Alliance directly owns all outstanding shares of the capital stock of Alliance Bank, and all of the outstanding common securities of Alliance Virginia Capital Trust I ("AVCT"). Alliance (other than Alliance Bank and AVCT) and Alliance Bank (do not have any subsidiaries, including financial subsidiaries, and do not own any capital stock or other equity interests in any entity (including, without limitation, active or inactive corporations, partnerships, joint ventures, trusts and limited liability companies). Alliance Bank and AVCT are referred to on occasion as "Alliance Subsidiaries" and each individually as an "Alliance Subsidiary." No equity securities of Alliance Bank or any other Alliance Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock or other equity security of any Alliance Subsidiary, and there are no other contracts, commitments, understandings or arrangements by which any Alliance Subsidiary is bound to issue, or Alliance is bound to cause any Alliance Subsidiary to issue, additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security. Each Alliance Subsidiary, including its jurisdiction of organization, ownership, and nature of business is set forth in Section 4.2 of the Alliance Disclosure Schedule.

        (b)   All of the shares of capital stock or other equity interests of each Alliance Subsidiary so owned by Alliance are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto. Alliance Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has the corporate power and authority and all necessary federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted. The deposits of Alliance Bank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC. Each other Alliance Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the power and authority and all necessary material federal, state, local and foreign authorizations to own or lease its properties and assets and to carry on its business as it is now being conducted.

        4.3.    Capitalization of Alliance and Alliance Bank.     (a) As of the date hereof, the authorized capital stock of Alliance consists of 15,000,000 shares of Alliance Common Stock, par value $4.00 per share, of which 5,108,969 shares are issued and outstanding. As of the date hereof, there are outstanding Alliance Options to purchase 392,833.75 shares of Alliance Common Stock pursuant to the Alliance Stock Plans. Section 4.3 of the Alliance Disclosure Schedule describes each outstanding Alliance Option, including the holder, grant date, exercise price, expiration date, number of shares subject to the Alliance Options and designation as an incentive or nonincentive option. Each Alliance Option has an exercise price per share equal to at least 100% of the fair market value of the Alliance Common Stock as of the date of grant. No award other than incentive stock options or nonincentive stock options have been issued under the Alliance Stock Plans. As of the date hereof, there are no other shares of capital stock or other equity securities of Alliance outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of Alliance, or contracts, commitments, understandings, or arrangements by which Alliance was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security.

        All of the outstanding shares of Alliance Common Stock are duly authorized and validly issued, and are fully paid and nonassessable under the VSCA. No shares of Alliance Common Stock have been issued in violation of the preemptive or preferential rights of any holder of Alliance capital stock. All of the outstanding shares of Alliance Common Stock have been issued pursuant to an effective registration statement under the Securities Act, and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws, or pursuant to applicable exemptions from such registration or qualification.

        (b)   As of the date hereof, the authorized capital stock of Alliance Bank consists of 5,000,000 shares of common stock, $4.00 par value, ("Alliance Bank Common Stock") of which 835,063 shares are issued and outstanding. There are no other shares of capital stock or other equity securities of Alliance Bank outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity securities of Alliance Bank, or contracts, commitments, understandings, or arrangements by which Alliance Bank was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip or rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security.

        4.4.    Authorization.     (a) The execution, delivery and performance of this Agreement by Alliance and Alliance Bank and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Alliance and Alliance Bank, respectively, and by Alliance as sole shareholder of Alliance Bank, and except for the approval by the shareholders of Alliance, no other corporate proceedings on the part of Alliance or Alliance Bank are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval and the approvals of government agencies having regulatory authority over Alliance, Alliance Bank or the Merger as may be required by statute or regulation, this Agreement is the valid and binding obligation of Alliance and Alliance Bank enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors' rights generally and subject to general equitable principles which may limit the enforcement of certain remedies.

        (b)   Neither the execution, delivery and performance of this Agreement by Alliance and Alliance Bank, nor the consummation of the transactions contemplated hereby, nor compliance by Alliance and Alliance Bank with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Alliance or any Alliance Subsidiary under any of the terms, conditions or provisions of: (x) its Articles of Incorporation or Association or Bylaws or similar organizational or governing document, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Alliance or any Alliance Subsidiary is a party or may be bound, or to which Alliance or any Alliance Subsidiary or any of the properties or assets of Alliance or any Alliance Subsidiary may be subject; or (ii) subject to compliance with the statutes and regulations referred to in Section 4.4(c), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Alliance or any Alliance Subsidiary or any of their respective properties or assets.

        (c)   Other than in connection or in compliance with the applicable provisions of the MGCL, the VSCA, the MFIC, the VFIC, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the BHCA or the FDIA or any applicable federal or state banking statute (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Alliance and Alliance Bank of the transactions contemplated by this Agreement.

        (d)   Alliance and Alliance Bank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on their capacity to consummate the transactions contemplated hereby.

        4.5.    Alliance SEC Reports.     (a) Alliance has made available to Eagle: (i) its Annual Reports on Form 10-K for its fiscal years ended December 31, 2010 and 2009; (ii) its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2011; (iii) its proxy or information statements relating to meetings of Alliance's shareholders since December 31, 2009; and (iv) all of its other reports, statements, schedules and registration statements filed with or furnished to the SEC since December 31, 2009 (collectively, the "Alliance SEC Reports"), each in the form filed with the SEC. As of its date of filing with or furnishing to the SEC, each Alliance SEC Report, in each case as amended or supplemented, as applicable, complied in all material respects with the Exchange Act or Securities Act, as the case may be, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which the statement was made. Alliance has timely filed all Alliance SEC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2009.

        (b)   Alliance has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Alliance, including with respect to its consolidated subsidiaries, in the reports that it files under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and (ii) made known to Alliance's principal executive officer and its principal financial officer, or persons performing similar functions, by others within those entities. Such disclosure controls and procedures are effective for the purposes for which they were established, including timely alerting Alliance's principal executive officer and principal financial officer, or persons performing similar functions, to material information to be included in the Alliance SEC Reports under the Exchange Act.

        (c)   Alliance has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Alliance's financial reporting and the preparation of Alliance's financial statements for external purposes in accordance with GAAP. Alliance has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a role in Alliance's internal control over financial reporting. Alliance is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2010 that has materially affected, or is reasonably likely to materially affect, Alliance's internal control over financial reporting.

        (d)   Since December 31, 2008, (i) neither Alliance nor any Alliance Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of Alliance or any Alliance Subsidiary, including but not limited to any complaint, allegation, assertion or claim that Alliance or any Alliance Subsidiary has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing Alliance or any Alliance Subsidiary has reported to their respective Boards of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by Alliance or any Alliance Subsidiary or any of their respective officers, directors, employees or agents.

        4.6.    Alliance Financial Statements.     (a) The (i) audited consolidated balance sheets of Alliance as of December 31, 2010 and 2009 and the related audited consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 2010 included in Alliance's Annual Report on Form 10-K for the year ended December 31, 2010; and (ii) unaudited consolidated balance sheets of Alliance as of March 31, 2011 and March 31, 2010 and the related unaudited consolidated statements of operations, changes in shareholders' equity and cash flows for the three months ended March 31, 2011 and March 31, 2010, included in Alliance's Quarterly Report on Form 10-Q for the period ended March 31, 2011, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its consolidated results of operations, changes in shareholders' equity and cash flows. The audited consolidated balance sheets of Alliance as of future dates and the related audited consolidated statements of operations, changes in shareholders' equity and cash flows for the periods then ended, which may be provided by Alliance to Eagle subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its consolidated financial position as of such dates and its consolidated results of operations, changes in shareholders' equity and cash flows for such periods. The unaudited interim financial statements which may be provided to Eagle subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the consolidated financial position of Alliance at the dates, and the consolidated results of operations, changes in shareholders' equity and cash flows of Alliance for the periods stated therein. Together, the audited and unaudited consolidated financial statements referred to in this Section 4.5 are referred to as the "Alliance Consolidated Financial Statements."

        (b)   Without limitation of the foregoing, the allowances for loan losses and the reserves for representations and warranties reflected in the statements of financial condition included in the Alliance Consolidated Financial Statements were calculated in accordance with GAAP; Alliance and Alliance Bank believe that such allowances and reserves were, as of such dates, adequate to absorb all reasonably anticipated losses in the loan portfolio of Alliance and Alliance Bank, and recourse obligations in respect of Alliance Sold Loans (as defined in Section 4.18) in light of the size and characteristics of such portfolios, economic conditions, borrower capacity and other pertinent factors, and no facts have subsequently come to the knowledge of Alliance or Alliance Bank which would cause it to restate in any material way the amount of the allowance for loan losses or reserve for representations and warranties as of any such date.

        4.7.    Books of Account; Corporate Records.     The books of account of Alliance and Alliance Bank are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of Alliance Bank contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of Alliance Bank, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder. The minute books of Alliance and Alliance Bank accurately disclose all material corporate actions of their respective shareholders and Board of Directors and of all committees thereof.

        4.8.    Alliance Reports.     (a) As of March 31, 2011, Alliance and Alliance Bank had filed, since that date have filed, and subsequent to the date hereof will file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with: (i) the Federal Reserve Board; (ii) the FDIC; (iii) the SEC; and (iv) the SCC (all such reports and statements are collectively referred to herein as the "Alliance Reports"). As of their respective dates, the Alliance Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        (b)   Each registration statement, prospectus, offering circular, private placement memorandum or other securities offering document used by Alliance in connection with the sale of Alliance Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

        4.9    Absence of Certain Changes.     Except for events or circumstances disclosed in the Alliance SEC Reports, since December 31, 2010, there has not been any change, in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner of conducting the business of Alliance or the Alliance Subsidiaries, that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries taken as a whole, or on the ability of Alliance and Alliance Bank to consummate the transactions contemplated hereby. Nothing herein contained shall be deemed to admit or give rise to any implication that any events disclosed in the Alliance SEC Reports have had, or may be reasonably expected to have, a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries, taken as a whole, or on the ability of Alliance or Alliance Bank to consummate the transactions contemplated hereby.

        4.10.    Insurance.     All policies of insurance maintained by Alliance or any Alliance Subsidiary, including the identity of the carrier, type of coverage, policy limits, expiration, and claims made within the past five (5) years, are set forth in Section 4.10 of the Alliance Disclosure Schedule. All such policies are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which Alliance and the Alliance Subsidiaries are engaged, and, except as would cause a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries taken as a whole, or on the ability of Alliance and Alliance Bank to consummate the transactions contemplated hereby, are sufficient for compliance with all legal requirements and all agreements to which Alliance or any Alliance Subsidiary is a party. Neither Alliance nor any Alliance Subsidiary is in default with respect to any such policy which defaults, taken as a whole, are material to Alliance and the Alliance Subsidiaries, taken as a whole.

        4.11.    Properties, Leases and Other Agreements.     Except as may be reflected in the Alliance Consolidated Financial Statements, except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not material in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, Alliance and Alliance Bank have good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the consolidated balance sheet of Alliance as of December 31, 2010, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases pursuant to which Alliance or any Alliance Subsidiary, as lessee, leases real property, are valid and effective in accordance with their respective terms, and there is not, under any of such real property leases, any existing default by Alliance or any Alliance Subsidiary or any event which with notice or lapse of time or both would constitute a default by Alliance or any Alliance Subsidiary. All leases pursuant to which Alliance or any Alliance Subsidiary, as sublessor, leases real property, are valid and effective in accordance with their respective terms, and there is not, under any of such real property leases, any existing default by Alliance or any Alliance Subsidiary, or to Alliance's knowledge, any sublessee thereunder, or any event which with notice or lapse of time or both would constitute a default by Alliance or any Alliance Subsidiary or to Alliance's

knowledge, any sublessee thereunder. There are no leases pursuant to which Alliance or any Alliance Subsidiary leases personal property. Section 4.11 of the Alliance Disclosure Schedule sets forth a complete list and brief description of all real estate owned or leased by Alliance or any Alliance Subsidiary (including real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any creditor's right), all real estate subleases where Alliance or any Alliance Subsidiary is sublessor, and all personal property having a value in excess of $50,000 owned or leased by Alliance or any Alliance Subsidiary. Each item of real estate described in Section 4.11 of the Alliance Disclosure Schedule is in good repair and insurable at market rates; no notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the use or operation by Alliance or any Alliance Subsidiary of such property has been received by Alliance or any Alliance Subsidiary, and Alliance has no knowledge of any such violation; and there are no condemnation or similar proceedings pending or, to Alliance's knowledge, threatened against any such property or any portion thereof.

        4.12.    Taxes.     (a) Alliance and each Alliance Subsidiary have duly filed, or will file, all federal, state, local and foreign tax returns ("Alliance Returns") required by applicable law to be filed on or before the Effective Time (all such Alliance Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all taxes required to be paid in respect of the periods covered by such Alliance Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Alliance reasonably believes that neither it nor any Alliance Subsidiary has or will have any material liability for any such taxes in excess of the amounts so paid or reserved or accruals so established. Alliance and the Alliance Subsidiaries are not delinquent in the payment of any material tax, assessment or governmental charge and have not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed.

        (b)   No material deficiencies for any tax, assessment or governmental charge have been assessed (tentatively or definitively), or to Alliance's knowledge, proposed or asserted, against Alliance or any Alliance Subsidiary which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and Alliance and the Alliance Subsidiaries do not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any taxes. No issue has been raised with Alliance or any Alliance Subsidiary by any federal, state, local or foreign taxing authority in connection with an audit or examination of the Alliance Returns, or the business or properties of Alliance and the Alliance Subsidiaries which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where Alliance and each Alliance Subsidiary does not file tax returns that Alliance or any Alliance Subsidiary is or may be subject to taxation by that jurisdiction.

        (c)   Alliance and each Alliance Subsidiary has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate taxing authority all material taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all taxes through the end of the last period for which Alliance and the Alliance Subsidiaries ordinarily record items on their respective books.

        (d)   Neither Alliance nor any Alliance Subsidiary has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under Applicable Law with respect to Taxes for any Taxable period for which the statute of limitations has not expired (other than a group of which Alliance and each Alliance Subsidiary are the only members).

        (e)   Alliance and each Alliance Subsidiary have withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income taxes, FICA taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

        (f)    The income and franchise tax returns of Alliance and the Alliance Subsidiaries through the tax year ended December 31, 2006 have been examined and closed or are tax returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

        (g)   Neither Alliance nor any current Alliance Subsidiary has any liability for the taxes of any other person (including any former subsidiary of Alliance or Alliance Bank), other than Alliance or Alliance Bank, under Treasury Regulation Section 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, and neither Alliance nor any Alliance Subsidiary is a party to or bound by any tax sharing or allocation agreements.

        (h)   Neither Alliance nor any Alliance Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any of the following that occurred or exists on or prior to the Effective Time: (a) a "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Effective Time, (b) an installment sale or open transaction disposition made on or prior to the Effective Time, (c) a prepaid amount received on or prior to the Effective Time, (d) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, or (e) change in the accounting method of Alliance or any Alliance Subsidiary pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality.

        (i)    During the 5 year period ending on the date hereof, neither Alliance nor any Alliance Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

        (j)    Neither Alliance nor any Alliance Subsidiary has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

        (k)   Neither Alliance nor any Alliance Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        (l)    Neither the Alliance nor any Alliance Subsidiary has requested, received or executed with any taxing authority any ruling or binding agreement which could have a material adverse effect in a post-Closing period on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries taken as a whole, or on the ability of Alliance and Alliance Bank to consummate the transactions contemplated hereby.

        4.13.    Fiduciary Activities.     Neither Alliance nor any Alliance Subsidiary is directly or indirectly engaged in any fiduciary or custodial activities.

        4.14.    Intangible Property.     Alliance and Alliance Bank own or possess the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses, each of which is described in Section 4.14 of the Alliance Disclosure Schedule. No material product or service offered and no material trademark, service mark, trade name, copyright, patent, and license or similar right used by Alliance or Alliance Bank infringed or infringes any rights of any other person, and, as of the date hereof, neither Alliance nor Alliance Bank has received written or oral notice of any claim of such infringement. Alliance and Alliance Bank are not, and as a result of the execution and delivery of this Agreement or the performance of their obligations hereunder and under the Bank Merger Agreement they will not be, in violation of any material licenses, sublicenses and other agreements as to which the Alliance or Alliance Bank is a party and pursuant to which Alliance or Alliance Bank is authorized to use any third-party patents, trademarks, service marks, and copyrights, which violation would reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations, of Alliance and the Alliance Subsidiaries, taken as a whole.

        4.15.    Employee Relations.     (a) As of the date hereof, Alliance and Alliance Bank are in all material respects in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title 7 of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours, and neither of them is engaged in any unfair labor practice, and there are no pending, or, to the knowledge of Alliance and Alliance Bank, threatened actions, suits or proceedings, administrative, arbitral, civil, criminal or otherwise, seeking to impose on Alliance or Alliance Bank, any penalty, or to recover any damages from Alliance or Alliance Bank or any person to whom they may be obligated to provide indemnification or defense, as a result of the violation or alleged violation of any of such employment related laws, regulations or orders, and, to the knowledge of Alliance and Alliance Bank, there is no basis for any of the foregoing. As of the date hereof, no dispute exists between Alliance or Alliance Bank and any of their respective employees or employee groups regarding employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of Alliance or Alliance Bank. Section 4.15(a) to the Alliance Disclosure Schedule sets forth a description of all pending or to the extent of Alliance's and Alliance Bank's knowledge thereof, threatened, claims by or disputes of employees against Alliance or any Alliance Subsidiary (other than routine benefit claims made in the ordinary course), or by Alliance or any Alliance Subsidiary against any employee. As of the date hereof, there are no labor or collective bargaining agreements (written or oral) binding upon Alliance or Alliance Bank or to which Alliance or Alliance Bank is a party, and, except as set forth in Section 4.15(b) of the Alliance Disclosure Schedule, no employment, severance, change in control or consulting agreements binding upon Alliance or Alliance Bank, or to which Alliance or Alliance Bank is a party. As of the date hereof, Alliance and Alliance Bank are not aware of any attempts to organize a collective bargaining unit to represent any of their respective employee groups.

        (b)   (i) Section 4.15(b) of the Alliance Disclosure Schedule sets forth each employment contract, deferred compensation, non-competition, bonus, stock option, profit sharing, pension, supplemental income, retirement, change in control, severance, bonus, incentive and insurance agreement, arrangement or plan, and any other fringe benefit arrangement applicable to, any current and former employee and director of Alliance or Alliance Bank (the "Alliance Benefit Plans"). Each Alliance Benefit Plan has been administered, maintained and operated in material accordance with its terms and has complied in all material respects with applicable law.

           (ii)  No agreement, plan or arrangement disclosed or required to be disclosed in Section 4.15(b) of the Alliance Disclosure Schedule would, as a result of this Agreement, the Merger, the Bank Merger Agreement or Bank Merger require Alliance, any Alliance Subsidiary, Eagle or any Eagle Subsidiary to make any payment in an amount which would constitute an "excess parachute payment" under Section 280G of the Code that will result in the imposition of any tax under Section 4999 of the Code, the nondeductibility of any portion of such payment, or require any "gross up" payment.

        (c)   Each Alliance Benefit Plan that constitutes a "nonqualified deferred compensation plan" or provides for the payment of "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the regulations and administrative guidance promulgated thereunder ("Section 409A"), complies as to form, and has been operated in material compliance, with Section 409A. The execution, delivery and/or consummation of this Agreement, the Bank Merger Agreement, the Merger, the Bank Merger and the transactions contemplated thereby, and the payment or acceleration of the amounts set forth under each Alliance Benefit Plan, shall not result in the payment to any person of any amounts which would violate Section 409A.

        4.16.    ERISA Plans.     (a) Section 4.16(a) of the Alliance Disclosure Schedule sets forth a complete list of the Alliance Benefit Plans and any benefit plans of an Affiliate (as defined in Section 4.16(h)) that are "employee pension benefit plans" within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that are "employee welfare benefits plans" within the meaning of Section 3(1) of ERISA, maintained for the benefit of the employees or former employees, including any beneficiaries thereof, and directors or former directors of Alliance and any Alliance Subsidiary (the "Alliance ERISA Plans"). Alliance has delivered to Eagle a true and correct copy of each Alliance ERISA Plan and to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter or opinion letter, if applicable; (iii) any summary plan description; (iv) for the 3 most recent years the Form 5500 (annual reports) and attached schedules; and (v) for each of the Alliance ERISA Plans that is a "top hat" plan, a copy of the filing with the U.S. Department of Labor. Other than as set forth in Section 4.16(a) of the Alliance Disclosure Schedule, neither Alliance nor any Alliance Subsidiary maintains any plans of the type described in this Section 4.16(a).

        (b)   All Alliance ERISA Plans have been maintained, funded and administered in compliance, in all material respects with all applicable provisions of ERISA, the Code, and all other federal, state, or local laws. The assets of Alliance and the Alliance Subsidiaries are not subject to any liens under ERISA or the Code with respect to any Alliance ERISA Plan and no event has occurred, or, to Alliance's knowledge, no condition exists, which could reasonably be expected to subject Alliance or any Alliance Subsidiary or their respective assets to a future liability, obligation, or lien arising out of any Alliance ERISA Plan. Any Alliance ERISA Plan that is subject to Title IV of ERISA or that is a multiemployer plan within the meaning of Section 3(37) of ERISA has satisfied the applicable minimum funding standards under Section 302 of ERISA.

        (c)   All contributions due on or prior to the date hereof to any Alliance ERISA Plan have been paid or provided for in accordance with its terms, ERISA and all other applicable federal and state statutes and regulations. All contributions, payments, fees or expenses relating to each such Alliance ERISA Plans that were deducted by Alliance or any Alliance Subsidiary for income tax purposes were properly deductible in the year claimed.

        (d)   There are no legal actions, claims (other than routine benefit claims made in the ordinary course), government proceedings or government inquiries, pending or threatened, with respect to any such Alliance ERISA Plans, and Alliance and the Alliance Subsidiaries have no knowledge of any fact which could reasonably be expected to give rise to any such legal action, claim, government proceeding or government inquiry. Neither Alliance, Alliance Bank, nor to the knowledge of Alliance, any other person or entity who or which is a "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Code) has acted or failed to act with respect to any such Alliance ERISA Plans in any manner which constitutes: (1) a breach of fiduciary responsibility under ERISA; (2) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code; or (3) any other material violation of ERISA or the Code. Neither Alliance nor Alliance

Bank is obligated to indemnify, reimburse, or contribute to the liabilities or expenses of any person or entity who may have committed or been involved in any such fiduciary breach, prohibited transaction, or material violation of ERISA or the Code.

        (e)   Each Alliance ERISA Plan that was intended to constitute a qualified plan under Section 401(a) of the Code has, at all times, been qualified, in form and operation, under Section 401(a) of the Code (including the adoption of all necessary amendments to maintain such qualification) and has received a favorable determination letter from the Internal Revenue Service that such Alliance ERISA Plan is a qualified plan under Section 401(a) of the Code; any related trust is and has, at all times, been exempt from income tax, and nothing has occurred, or failed to occur, which could reasonably be expected to adversely affect the qualification or status of any such plan. Neither Alliance, Alliance Bank, nor any Affiliate, as defined in Section 4.16(i) hereof, has ever maintained or contributed, or has any obligation to contribute, to (i) a "multiemployer plan" (as defined in Section 3(37) of ERISA) or (ii) a plan subject to Title IV of ERISA. All returns, reports, statements, notices, declarations or documents relating to an Alliance ERISA Plan that are required by law to be filed with or furnished to any federal, state, or local governmental agency have been timely filed.

        (f)    Any Alliance ERISA Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) has complied in all material respects with the requirements of Sections 601 through 607 of ERISA and Section 4980B of the Code and all other applicable federal, state, and local laws relating to continuation coverage (collectively "COBRA"), and no such plan provides benefits to former employees or their beneficiaries except to the extent required under COBRA. None of the Alliance ERISA Plans is or has been funded by a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code, a "welfare benefit fund" within the meaning of Section 419 of the Code, a "qualified asset account" within the meaning of Section 419A of the Code, or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA.

        (g)   Each Alliance ERISA Plan can be amended, modified, or terminated without participant consent and without additional liability accruing to Alliance or Alliance Bank after the date of such plan termination. For this purpose, liabilities accrued on or before the date of the Alliance ERISA Plan termination shall be limited to the following: (1) in the case of an employee benefit pension plan (within the meaning of Section 3(2) of ERISA), the participant's "accrued benefit," as defined in Section 3(23) of ERISA; and (2) in the case of an "employee welfare benefit plan" (within the meaning of Section 3(1) of ERISA), claims for expenses, costs, or services (including, but not limited to, medical and other health care services) actually performed or incurred before the date of such plan termination. Any prior amendment, modification, or termination of an Alliance ERISA Plan has been made in accordance with the terms of the plan and applicable law.

        (h)   No contributions to any of Alliance ERISA Plan has been made in such amounts as would violate any applicable deduction limit under Section 404 of the Code. No reportable event within the meaning of Section 4043 of ERISA has occurred for any Alliance ERISA Plan to which Section 4043 of ERISA applies, or will occur in connection with the transaction contemplated by this Agreement.

        (i)    For purposes of this Section 4.16, the term "Affiliate" means an entity included in the group of entities consisting of Alliance or Alliance Bank and all other entities that are treated as part of the same controlled group under Section 414(b), (c), (m) or (o) of the Code.

        4.17.    Contracts; Consents.     (a) Neither Alliance nor Alliance Bank is a party to, and no property or assets of Alliance or Alliance Bank is subject to any contract, agreement, commitment, lease, sublease, license, arrangement, understanding or instrument (other than Loans) calling for payments in excess of $75,000 over the term of the contract or in any year ("Material Contract"). Each such Material Contract is valid and in full force and effect, and Alliance and Alliance Bank, and to the knowledge of Alliance and Alliance Bank, all other parties thereto have in all material respects performed all obligations thereunder required to be performed to date, and are not in material default.

Each Material Contract, and each lease or sublease of real property reflected in Section 4.11 to the Alliance Disclosure Schedule, is assumable and assignable without consent of the other party thereto and does not contain any provision increasing or accelerating payments otherwise due, or changing or modifying the provisions or terms of such Material Contract or lease as a result of this Agreement or the transactions contemplated hereby.

        (b)   Except for the approval by the requisite vote of holders of Alliance Common Stock, the governmental approvals referred to in Section 4.4 and as set forth in Section 4.17 to the Alliance Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit Alliance and Alliance Bank to consummate the transactions contemplated hereby, and for Eagle and the Eagle Subsidiaries to have full use and enjoyment of each asset of Alliance and the Alliance Subsidiaries.

        4.18.    Related Party Transactions.     Neither Alliance nor any Alliance Subsidiary has any contract, extension of credit, business arrangement, depository relationship, or other relationship (written or oral) with (i) any present director or executive officer of Alliance or any Alliance Subsidiary; (ii) any shareholder of Alliance owning 5% or more of the Alliance Common Stock; or (iii) any Reg O affiliate of the foregoing, except as disclosed in Section 4.18 to the Alliance Disclosure Schedule. Each extension of credit disclosed in Section 4.18 to the Alliance Disclosure Schedule has been made in the ordinary course of business, and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms-length transactions, and does not involve more than the normal risk of collectability or present other unfavorable features.

        4.19.    Loans.     (a) Each of the Loans of Alliance Bank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, and subject to general principles of equity which may limit the enforcement of certain remedies.

        (b)   Each Loan of Alliance Bank was made in material compliance with the provisions of applicable law and regulation, including but not limited to the RESPA, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

        (c)   No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of Alliance Bank exists, and Alliance and Alliance Bank have no knowledge of any borrower's inability to repay any of such loans when due, whether or not such borrower is currently in default, except as reflected on Alliance's classified asset schedule.

        (d)   Neither Alliance nor any Alliance Subsidiary is a party to any oral loan or oral extension of credit.

        (e)   Neither Alliance nor any Alliance Subsidiary has any liability or obligation, and to Alliance's knowledge, no party has alleged that Alliance or any Alliance Subsidiary has any liability or obligation, to repurchase or reacquire any Loan, or purchase collateral in respect of any Loan, which was held for sale and which has previously been sold in the ordinary course of Alliance's discontinued mortgage origination/brokerage business (whether or not such loan has subsequently been reacquired by Alliance or any Alliance Subsidiary) since December 31, 2005 ("Alliance Sold Loans"), or to make any payment on any Alliance Sold Loan, or to make any payment to, reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, the purchaser (or subsequent purchaser or acquiror) of any Alliance Sold Loan in respect of such Alliance Sold Loan, or is otherwise subject to any liability or recourse in respect of any Alliance Sold Loan. Neither Alliance nor any Alliance Subsidiary has any liability to any borrower as a result of the manner in which an Alliance Sold Loan was originated. Section 4.19(e) of the Alliance Disclosure Schedule sets forth detail with respect to any exceptions hereto, including but not limited to the nature and extent of the liability, any limits (in time or dollar amount) on such liability, the basis of such liability, the instrument under which such potential liability arises, the nature and amount of Alliance Sold Loans resulting in such liability and the identity of the party to whom Alliance or Alliance Bank may have such liability.

        (f)    No Alliance Sold Loan was originated in violation of the representations and warranties of Alliance or Alliance Bank contained or incorporated by reference in any contract or agreement pursuant to which such Alliance Sold Loan was sold or assigned, including but not limited to any representation or warranty regarding the absence of fraud, misstatement of a material fact, omission of a material fact or a fact necessary to make the information provided not misleading, regarding the Alliance Sold Loan, the loan collateral, the borrower or the credit-worthiness of borrower, and any representation or warranty of Alliance or Alliance Bank regarding the absence of any fact, circumstance or condition which would cause, or would reasonably be expected to cause, the purchaser of the Alliance Sold Loan, any subsequent purchaser, securitizer or guarantor of such Alliance Sold Loan (including but not limited to FNMA, FHLMC, GNMA, FHA or the VA) to regard such Alliance Sold Loan as unacceptable as an investment, ineligible for insurance, or which would otherwise cause them to consider the value or marketability of such Alliance Sold Loan to be materially adversely affected.

        (g)   Neither Alliance nor any Alliance Subsidiary currently services any Loan, including any Alliance Sold Loan, not currently held in portfolio, for any third party. The servicing and collection practices of Alliance and each Alliance Subsidiary with respect to Alliance Sold Loans materially complied with applicable laws, and was in material accordance with the terms and conditions of the agreements pursuant to which such Alliance Sold Loans were sold, whether such servicing was conducted by Alliance, a Alliance Subsidiary, their respective affiliates, a third party or a servicing agent of any of the foregoing.

        4.20.    Deposits.     None of the deposits of Alliance Bank are "brokered" deposits as such term is defined in the rules and regulations of the FDIC or are subject to any lien, encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Alliance or Alliance Bank.

        4.21.    Environmental Matters.     No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor's right) or leased by Alliance or any Alliance Subsidiary, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by Alliance or any Alliance Subsidiary, where such violation would reasonably be expected to have a material adverse effect on the value of the property to Alliance. Neither Alliance nor any Alliance Subsidiary has received written notice of, nor to the knowledge of Alliance or any Alliance Subsidiary has Alliance or any Alliance Subsidiary received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Alliance or any Alliance Subsidiary of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and neither Alliance nor any

Alliance Subsidiary is subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

        4.22.    Litigation and Other Proceedings.     Neither Alliance nor any Alliance Subsidiary is a party to any pending, or, to the knowledge of Alliance or the Alliance Subsidiaries, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the ability of Alliance or Alliance Bank to consummate the transactions contemplated hereby or the financial condition, prospects, results of operations, business or properties of Alliance and the Alliance Subsidiaries taken as a whole, and, there is no basis for any of the foregoing. Section 4.22 of the Alliance Disclosure Schedule sets forth a complete and accurate list of all pending actions, suits, investigations or proceedings to which Alliance or any Alliance Subsidiary is a party or which relate to any portion of their respective assets, and threatened actions, suits, investigation or proceedings of which Alliance or any Alliance Subsidiary have knowledge, to which Alliance or any Alliance Subsidiary believes one or more of them may become a party or which relate to any portion of their respective assets. Neither Alliance nor any Alliance Subsidiary have any knowledge of any pending or threatened action, suit or proceeding which presents a claim to prohibit, restrict or restrain the transactions contemplated hereby.

        4.23.    Absence of Undisclosed Liabilities.     Except as (i) reflected, noted and/or adequately reserved against in the Alliance Consolidated Financial Statements as of December 31, 2010, and (ii) incurred since December 31, 2010 in the ordinary course of business consistent with past practice, Alliance and the Alliance Subsidiaries have no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

        4.24.    Compliance with Laws.     (a) Alliance and the Alliance Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Alliance and the Alliance Subsidiaries, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Alliance and the Alliance Subsidiaries are in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries, taken as a whole. Neither Alliance nor any Alliance Subsidiary is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries, taken as a whole.

        (b)   Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Alliance or any of the Alliance Subsidiaries which reasonably could be expected to have a material adverse effect on the business of Alliance and the Alliance Subsidiaries taken as a whole. Neither Alliance nor any Alliance Subsidiary is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and neither Alliance nor any Alliance Subsidiary has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

        4.25.    Proxy Statement, Etc.     None of the information supplied or to be supplied by and relating to Alliance or Alliance Bank for inclusion, or included, in (i) the Proxy Statement; (ii) the Registration Statement; or (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which Alliance or Alliance Bank is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

        4.26.    Anti-Takeover Provisions.     Alliance, Alliance Bank and each other Alliance Subsidiary has taken all actions required to exempt such company, this Agreement, the Merger and the Bank Merger, and the transactions contemplated hereby and by the Bank Merger Agreement, from any provisions of an antitakeover nature contained in their organizational documents or the provisions of any federal or state "antitakeover," "fair price," "moratorium," "affiliate transaction", "control share acquisition" or similar laws or regulations ("Takeover Laws"), including but not limited to Article 14 and Article 15 of the VSCA.

        4.27.    Derivative Instruments.     Neither Alliance nor any Alliance Subsidiary is party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of Alliance, or for the account of one or more of the Alliance Subsidiaries or their customers.

        4.28.    Tax and Regulatory Treatment.     Neither Alliance nor any Alliance Subsidiary has taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a "reorganization" under Section 368(a)of the Code. Alliance and Alliance Bank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Eagle would deem unduly burdensome, or which would have an adverse impact on their capacity to consummate the transactions contemplated hereby.

        4.29.    SBLF.     As of the date hereof, Alliance does not have an outstanding application to participate in the SBLF.

        4.30.    Fairness Opinion.     Alliance has received, on or prior to the date hereof, the written opinion of Davenport & Company LLC to the effect that the Merger is fair to the shareholders of Alliance from a financial point of view.

        4.31.    Brokers and Finders.     Except for the fee set forth in Section 4.31 of the Alliance Disclosure Schedule payable to Davenport & Company LLC, neither Alliance nor any Alliance Subsidiary, nor any of their officers, directors, employees, or shareholders has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, which Alliance or any Alliance Subsidiary has any obligation to pay, or to indemnify or reimburse any person for, and no broker or finder has acted, directly or indirectly, for Alliance or any Alliance Subsidiary, in connection with this Agreement or the transactions contemplated hereby.

 ARTICLE V

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

        5.1    Forbearance by Alliance and Alliance Bank.     From the date hereof until the Effective Time, Alliance and Alliance Bank covenant and agree that, without the prior written consent of Eagle, each will not do, or agree or commit to do, or permit any Alliance Subsidiary to do or agree or commit to do, any of the following:

        (a)   (i) except as in the ordinary course of business consistent with past practice, enter into or assume any Material Contract, make any material commitment, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, acquire or dispose of any material property or asset, or subject any of Alliance's or Alliance Bank's assets or properties to any lien, claim, charge or encumbrances whatsoever;

           (ii)  engage in any transaction not in the ordinary course of business;

        (b)   grant any increase in compensation to its employees or officers or directors, or pay any bonus, or effect any increase in retirement benefits to any class of employees or its officers (unless any such change shall be required by applicable law);

        (c)   declare, set aside or pay any dividend or other distribution on any class of its capital stock, whether payable in cash, stock or other property;

        (d)   redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank; liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice or as expressly required by this Agreement;

        (e)   open, close or relocate any office, branch or banking facility, or acquire, establish or divest any banking or nonbanking facility, or file an application with any federal or other regulatory agency with respect to any of the foregoing;

        (f)    issue any shares of its capital stock except in connection with the exercise of Alliance Options properly granted prior to the date hereof; issue or grant, or extend or modify the terms of any option, warrant, or other right to acquire Alliance Common Stock;

        (g)   issue any new or replacement certificate for any shares of Alliance Common Stock purported to have been lost stolen or destroyed, except upon receipt of appropriate affidavits of loss and purchase by the shareholder of an indemnity bond from a third party insurer regularly engaged in the issuance of such bonds;

        (h)   amend its Articles or Certificate of Incorporation or Association or Bylaws, or similar charter documents;

        (i)    effect any capital reclassification, stock dividend, stock split, consolidation of shares or similar change in capitalization;

        (j)    take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect;

        (k)   (i) enter into any related party transaction of the type contemplated by Section 4.18 hereof, except for transactions relating to deposit relationships or the extension of credit in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and which do not present more than the normal risk of collectability or other unfavorable features, and in respect of which disclosure has been made to Eagle prior to disbursement;

           (ii)  cancel without payment in full, or modify in any material respect any contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of Alliance or any Alliance Subsidiary, or any member of the immediate family of the foregoing, or any related interest of any of the foregoing;

        (l)    solicit, encourage, or authorize any person, including but not limited to directors, officers, shareholders, or employees, to solicit from, or engage in communications (as defined in Section 6.11) with, any third party, or facilitate inquiries or the making of proposals relating to any Acquisition Proposal (as defined in Section 6.11); or except as provided in Section 6.11, provide any such third party with information or assistance or negotiate or conduct any discussions with any such third party to facilitate such inquiries or to obtain an Acquisition Proposal, or continue any such activities in progress on the date hereof;

        (m)  knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

        (n)   enter into any new line of business, or change its lending, investment, asset/liability management, risk management, deposit pricing, or other material banking or operating policies and procedures in any material manner;

        (o)   adopt, enter into or amend any employment, consulting, change in control, severance or other compensatory agreement, arrangement or policy with or with respect to any officer, employee or director;

        (p)   (i) make or renew any loan or other extension of credit to any person (including, in the case of an individual, his or her immediate family) that (directly or indirectly through a related interest or otherwise) owes, or would as a result of such loan or extension of credit or renewal owe, Alliance or any Alliance Subsidiary more than an aggregate of one and one-half million dollars ($1,500,000) in the case of secured commercial real estate loans made in conformity with Alliance Bank's loan policy as in effect on the date hereof, and one million dollars ($1,000,000) in respect of other loans, provided however, that Alliance and the Alliance Subsidiaries shall not make any new loan which would be placed on the watch list, or increase the amount of credit available to any person or entity that has an existing loan with Alliance or any Alliance Subsidiary that is on the watch list;

           (ii)  make any loan or other extension of credit which would require approval under Regulation O, other than renewals of loans on the books as of the date hereof;

        (q)   accept or renew any brokered deposits, or accept or renew any time deposits or certificates of deposit at a rate in excess of the rate for comparable products shown in Eagle's most recently published rate sheet, plus 25 basis points;

        (r)   purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than six months, or any asset-backed security;

        (s)   make any capital expenditures individually in excess of $20,000, or in the aggregate in excess of $50,000;

        (t)    make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

        (u)   (i) originate or make any residential mortgage loan for the purposes of sale into the secondary market;

           (ii)  originate or make any residential mortgage loan or HELOC loan for its own portfolio, provided that nothing in the Section 5.1(u)(ii) shall prohibit originating or making (1) residential construction loans; or (2) loans to borrowers acquiring residential properties for short term investment and resale; in each case where such loan is secured by a first lien in the residential property being financed;

        (v)   foreclose upon or take a deed or title to any commercial real estate or residential real estate without first conducting a Phase I environmental inspection of the property and confirming that such Phase I does not indicate the presence of any environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance;

        (w)  settle any material litigation without prior notice to Eagle;

        (x)   sell or otherwise dispose of any OREO property having a carrying value of $400,000 or more without prior consultation with Eagle; or

        (y)   grant any waiver of the time to assess any tax or waiver of the statutory period of limitation with respect to any tax except where necessary to avoid the assessment of any tax it disputes in good faith; or grant any person a power of attorney or authorization to represent it in connection with any taxes, other than powers of attorney which terminate as of the Effective Time.

        5.2    Conduct of Business by Alliance.     From the date hereof until the Effective Time, Alliance and Alliance Bank covenant and agree that, except as otherwise consented to by Eagle in writing, it shall, and Alliance shall cause Alliance Bank and each other Alliance Subsidiary to:

        (a)   carry on its business, and maintain its books of account and other corporate records, in the ordinary course consistent with past practice and applicable legal and regulatory requirements;

        (b)   to the extent consistent with prudent business judgment, use all reasonable efforts to preserve its present business organization in all material respects, to retain the services of its officers and employees, and maintain customer and other business relationships in all material respects, including relations with the Title Customers;

        (c)   maintain all of the structures, equipment, and other real and personal property of Alliance and the Alliance Subsidiaries in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

        (d)   use all reasonable efforts to preserve or collect all material claims or causes of action of Alliance and the Alliance Subsidiaries, to enforce all Loan agreements, realize upon collateral and pursue Loan guarantees;

        (e)   keep in full force and effect all insurance coverage maintained by Alliance or the Alliance Subsidiaries;

        (f)    perform in all material respects all obligations under all Material Contracts and leases of real property, except where it will not have a material adverse affect on Alliance's or such Alliance Subsidiary's rights under such Material Contract or lease, or on the financial condition, prospects or operations of Alliance and the Alliance Subsidiaries, taken as a whole;

        (g)   comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Alliance and the Alliance Subsidiaries and the conduct of their respective businesses;

        (h)   at all times maintain the allowance for loan losses and the reserve for representations and warranties at levels which are adequate, respectively, to absorb reasonably anticipated losses in the loan portfolio and recourse obligations in respect of Alliance Sold Loans, in accordance with GAAP and regulatory requirements, after taking charge-offs required in accordance with GAAP and regulatory requirements; and at all times make adequate provisions for loan losses in respect of loans originated subsequent to March 31, 2011;

        (i)    at all times promptly take and recognize appropriate charge-offs required in accordance with GAAP and regulatory requirements;

        (j)    promptly following receipt, and prior to taking any action in respect thereof, advise Eagle of any request to repurchase or reacquire any Alliance Sold Loan, or to make any payment in respect of any Alliance Sold Loan, or to indemnify any person in respect of an Alliance Sold Loan;

        (k)   terminate, on or before the Closing Date, the Alliance ERISA Plan known as the "Alliance Bank Corporation 401(k) Plan" (the "Alliance 401(k) Plan"), a defined contribution plan, described in Section 401(k) of the Code;

        (l)    cooperate fully with Eagle to make Alliance and Alliance Bank employees available at reasonable times for training prior to Closing, provided that such cooperation does not materially interfere with their duties with Alliance and Alliance Bank;

        (m)  make appropriate staff of Alliance and Alliance Bank available to assist in the systems and operations conversion, provided that such cooperation does not materially interfere with their duties with Alliance and Alliance Bank;

        (n)   not later than immediately prior to Closing establish and take, such charge-offs, reserves, and accruals as Eagle may reasonably request to conform Alliance's and Alliance Subsidiaries' loan, accrual, reserve and other accounting policies to those of Eagle; and effect such sales of investment securities as Eagle may reasonably request. Notwithstanding anything to the contrary contained herein, no action taken in response to Eagle's request under this Section 5.2(n) shall result in any Adjustment Item or adjustment to the Conversion Ratio under Section 2.1(b), provided that nothing in this sentence shall negate any Adjustment Item or adjustment to the Conversion Ratio which may result from or be required as a result of any action, forbearance, charge or provision which Alliance or Alliance Bank is required to take, engage in or effect pursuant to any other provision of this Agreement; and

        (o)   use its best efforts to enter into agreements with each of the landlords and/or sublessees of the leased real properties set forth in Schedule 2(c)(ix) hereto, relating to the termination, disposition, or other resolution of such leases and subleases, as appropriate in order to permit the final determination of the Adjustment Item set forth in Section 2(c)(ix) hereof. Alliance and Alliance Bank agree that discussions and negotiations with respect to such agreements shall be conducted in cooperation and consultation with Eagle.

        5.3    Approval of Alliance Shareholders.     Subject to the effectiveness of the Registration Statement, Alliance shall cause a meeting of its shareholders (the "Alliance Shareholder Meeting") to be convened as soon as reasonably possible, but no later than 55 days after the effectiveness of the Registration Statement, for the purpose of considering the approval of the Merger and adoption of this Agreement. Alliance shall cause to be distributed to each shareholder of record of Alliance (according to the transfer records of Alliance as of the record date for the Alliance Shareholder Meeting), such material required by applicable statutes and regulations including but not limited to a copy of the joint Prospectus/Proxy Statement (the "Proxy Statement") to be prepared by Eagle with the assistance of Alliance in connection with the Merger and to be included in the Registration Statement. The Proxy Statement shall be mailed by Alliance on the date (the "Mailing Date") at least 20 business days prior to the date of the Alliance Shareholder Meeting. Except as contemplated by Section 6.11, the Board of Directors of Alliance shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and the Plan of Merger, and Alliance shall use its best efforts in good faith to obtain its shareholders' approval of the Merger, this Agreement and the Plan of Merger in accordance with Virginia law.

        5.4.    Conduct of Business by Eagle.     From the date hereof until the Effective Time, Eagle covenants and agrees that, except as otherwise consented to by Alliance and Alliance Bank in writing, it shall, and Eagle shall cause EagleBank and each Eagle Subsidiary to:

        (a)   use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its and its subsidiaries' customer and other business relationships.

        (b)   not knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement, provided, however, that nothing contained herein shall prohibit Eagle from repurchasing the Warrant from Treasury.

        (c)   not (i) amend, repeal or modify any provision of its Articles of Incorporation or bylaws in a manner which would adversely affect Alliance, Alliance shareholders or the transactions contemplated by this Agreement; or (ii) make or pay any extraordinary one-time dividend or distribution on shares of Eagle Common Stock, other than any distribution or dividend payable in shares of Eagle Common Stock which would result in the adjustment of the Conversion Ratio pursuant to Section 2.1(e) hereof.

        (d)   comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Eagle and the Eagle Subsidiaries and the conduct of their respective businesses.

        (e)   at all times maintain the allowance for loan losses and the reserve for representations and warranties at levels which are adequate, respectively, to absorb reasonably anticipated losses in the loan portfolio and recourse obligations in respect of Eagle Sold Loans, in accordance with GAAP and regulatory requirements, after taking charge-offs required in accordance with GAAP and regulatory requirements.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Access and Information.     Alliance and Alliance Bank shall afford to Eagle, and to Eagle's accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours of Alliance and Alliance Bank, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to Eagle: (a) a copy of each report, schedule and other document filed or received by it during such period with or from (i) the SEC; (ii) the SCC; (iii) the Federal Reserve Board; or (iv) the FDIC; and (b) all other information concerning its business, assets, properties and personnel as Eagle may reasonably request. Eagle and its accountants, counsel, financial advisors and other representatives will request permission for all such access reasonably in advance, and all such access will be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Alliance and Alliance Bank. Eagle shall cause all information obtained by it or its representatives from Alliance and Alliance Bank pursuant to this Agreement or in connection with the negotiation thereof, including, without limitation, the schedules hereto, to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from Alliance and Alliance Bank, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material for their use.

        (b)   Eagle agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Alliance and its authorized representatives access (during normal business hours) to Eagle's personnel, books and records as Alliance may reasonably request. Alliance and Alliance Bank agree that they shall cause all information obtained by them or their representatives from Eagle or EagleBank pursuant to this Agreement or in connection with the negotiation thereof, including, without limitation, the schedules hereto, to be treated as confidential and shall not use, nor knowingly permit others to use, any such information for any purpose other than in connection with the transactions contemplated hereby, unless such information becomes generally available to the public or is required to be disclosed pursuant to the order of a court of competent jurisdiction or otherwise in accordance with applicable law, and in the event of the termination of this Agreement shall promptly return all documents (including copies thereof) obtained hereunder from Eagle or EagleBank, and shall destroy all copies of any analyses, compilations, notes, studies or other documents prepared from any such material for their use.

        6.2    Registration Statement; Applications; Cooperation.     (a) Registration Statement.    (i) Subject to the receipt of necessary information regarding Alliance required to be included therein, Eagle shall prepare and file with the SEC a registration statement (the "Registration Statement") with the SEC on Form S-4 under the Securities Act, containing the Proxy Statement to be used in connection with the Alliance Shareholder Meeting, as promptly as practicable, and shall use its best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable.

           (ii)  The parties hereto agree, that at the time the Registration Statement becomes effective and at the Mailing Date of the Proxy Statement, the Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act, and the Registration Statement, at the time it becomes effective, and the Proxy Statement, in either case as amended or supplemented by any amendment or supplement filed with the SEC, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date included therein shall be deemed to modify information of an earlier date, and with respect to either party, the foregoing statement shall not apply to statements in or omissions from the Registration Statement or Proxy Statement made in reliance upon and in conformity with information furnished by the other party for use in the Registration Statement or Proxy Statement. After becoming aware of any statement or omission which renders the statement set forth in the preceding sentence not true or correct, Eagle will promptly amend, supplement or revise such material in order to make the statement in the preceding sentence true and correct at all times up to and including the Effective Time. Eagle shall promptly take any action required to be taken under foreign or state securities or blue sky laws in connection with the issuance of Eagle Common Stock in the Merger.

          (iii)  Alliance agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with Eagle in the preparation and filing of the Registration Statement, including, but not in limitation, by providing on a prompt basis information requested by Eagle for inclusion in the Registration Statement, and by providing comments on drafts on a timely basis. Alliance, and its legal, financial and accounting advisors, shall have the right to review and comment upon the Registration Statement. Each of Eagle and Alliance agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof.

        (b)   As promptly as practicable after the furnishing by Alliance and Alliance Bank of all information regarding them required to be reflected therein, Eagle shall file: (i) the applications and notices with the Federal Reserve Board, the DFR, the SCC and any other regulatory agency having authority over the Merger, the Bank Merger and the transactions contemplated hereby, required by applicable law and regulation for the consummation of the transactions contemplated by this Agreement, and (ii) any other applications for regulatory or other approvals deemed necessary or appropriate by Eagle. Alliance, and its legal, financial and accounting advisors, shall have the right to review and comment upon the applications prior to their filing. To the extent available, Eagle shall request expedited treatment of such applications, and shall take reasonable steps to pursue approval of the applications. Alliance and Alliance Bank agree that they shall, and shall cause their employees, agents, representatives, and advisors to, cooperate with Eagle in the preparation and filing of the regulatory applications, including, but not in limitation, by providing on a prompt basis information requested by Eagle or its advisors for inclusion in such documents, and by providing comments on drafts of such documents on a timely basis.

        6.3    Notice of Actual or Threatened Breach.     Each party will promptly give written notice to the other parties upon becoming aware of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by such party in this Agreement, any other changes or inaccuracies in any data previously given or made available to the other parties, or which might threaten consummation of the transaction contemplated hereby.

        6.4    Current Information.     (a) During the period from the date of this Agreement to the Effective Time, Alliance and Alliance Bank will: (i) cause one or more of its representatives to confer on a regular and frequent basis with representatives of Eagle to report its financial condition and the general status of its ongoing operations; (ii) promptly notify Eagle of any material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, and (iii) keep Eagle fully informed with respect to such events.

        (b)   During the period from the date of this Agreement to the Effective Time, Eagle will (i) cause one or more of its representatives to confer on a regular basis with representatives of Alliance and Alliance Bank to report its financial condition and its ongoing operations; (ii) promptly notify Alliance and Alliance Bank of any material change in the normal course of its business or in the operation of its properties and any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, (iii) promptly provide to Alliance and Alliance Bank copies of all regulatory applications required to be filed by Eagle under this Agreement and related correspondence to and from the applicable regulatory authorities and (iv) keep Alliance and Alliance Bank fully informed with respect to such events.

        6.5    Expenses.     Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and to the consummation of the Merger and the transactions contemplated hereby. Alliance agrees that the aggregate expenses of Alliance, including all fees and expenses of legal counsel, accountants, and financial or other advisors (including Davenport & Company LLC), shall not exceed customary amounts (according to the respective industry standard), and shall report in writing to Eagle, upon request made from time to time, the amount of such fees and expenses.

        6.6    Filing with the SDAT and SCC.     Eagle and Alliance shall execute and deliver and use their best efforts to file appropriate Articles of Merger with the SDAT and the SCC at the earliest practicable date after satisfaction or waiver of the conditions set forth in Article VII hereof.

        6.7    Miscellaneous Agreements and Consents.     Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Eagle, or Alliance and Alliance Bank, as the case may be, will use their respective best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

        6.8    Press Releases and Public Disclosures.     Eagle and Alliance will consult with each other and jointly approve the form, substance and timing of any press release, disclosures to shareholders, staff, customers, and the public at large on matters related to this Agreement or any of the transactions contemplated hereby. Notwithstanding the foregoing, Eagle and Alliance agree that Eagle and Alliance shall, promptly following the execution hereof, issue a joint press release announcing the execution of the Agreement and the proposed Merger, and further agree that Eagle and Alliance shall each be entitled to issue separate press releases announcing the execution of the Agreement and the proposed Merger, a copy of which release will be provided to the other party prior to issuance, and that each of Eagle and Alliance shall file a Current Report on Form 8-K, in accordance with the Exchange Act, following execution hereof, which such filing shall include copies of this Agreement, and such other agreements contemplated hereby as such party may deem appropriate.

        6.9    Bank Employees.     (a) At and following the Effective Time, Eagle shall honor, and Eagle shall be obligated to perform, in accordance with their terms, the contractual rights of current and former employees of Alliance and Alliance Bank existing as of the Effective Time, including any severance, employment or "change in control" agreements of Alliance set forth in Section 4.15(b) of the Alliance Disclosure Schedule, in each case as the same may be modified or terminated in accordance with the applicable terms thereof. The severance, change in control, termination or similar payments which are payable pursuant to such agreements, plans or policies of Alliance (which have been quantified in reasonable detail as of the date hereof) are set forth in Section 4.15(b) of the Alliance Disclosure Schedule.

        (b)   Subject to the terms of employment agreements in effect as of the date hereof and which have been disclosed to Eagle on the Alliance Disclosure Schedule, and subject to Eagle's determination, in their discretion, to offer continued employment to non-executive officer or executive officer employees of Alliance Bank on a case by case basis, Eagle shall have no obligation to continue the employment of any Alliance or Alliance Bank employee after the Effective Time. Eagle agrees that each Alliance or Alliance Bank employee who is not under an employment contract, and who is not the beneficiary of an individual, termination, change in control, severance or similar arrangement or agreement, and who is involuntarily terminated without cause within 90 days following the Effective Time shall receive a severance payment of one week of pay for every full year of service to Alliance or Alliance Bank, with a minimum of two weeks pay.

        (c)   All former employees of Alliance and Alliance Bank who become employees of Eagle or any Eagle Subsidiary upon consummation of the transactions contemplated hereby ("Continuing Employees") will be eligible to participate in Eagle's employee benefit plans on the same basis as similarly situated Eagle employees and will receive credit for prior years of service in determining eligibility and vesting (but not benefit accruals). In the case of any such benefit plan under which benefits are provided through insurance, Eagle's agreement to credit prior service is subject to the consent of the applicable insurer, which Eagle shall use reasonable efforts to obtain.

        (d)   Eagle shall use its reasonable efforts to cause medical, dental or health plans of Eagle or any of Eagle Subsidiaries, to (i) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by Continuing Employees and their beneficiaries during the portion of the calendar year prior to such participation; and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employees on or after the Effective Time to the extent such Continuing Employee had satisfied any similar limitation or requirement under an analogous plan of Alliance's prior to the Effective Time.

        (e)   Eagle and Alliance acknowledge that it may be appropriate or convenient to provide certain employees of Alliance and Alliance Subsidiaries who will not be retained as employees of Eagle or the Eagle Subsidiaries with an incentive, in the form of a "retention" or "pay to stay" bonus, to remain in the employ of Alliance, Eagle or their respective Subsidiaries until Closing, until the completion of a systems conversion, or some other transition period following Closing. Eagle shall consult with Alliance with respect to the identification of such employees, and the amount of any such bonus. Eagle agrees that to the extent paid or accrued by Alliance or Alliance Bank, that no such payment made or agreed to prior to Closing shall be considered in calculating the Adjustment Items.

        (f)    Prior to the Effective Time, Alliance shall terminate the Alliance 401(k) Plan, and one hundred percent vest all benefits provided thereunder. As soon as administratively practicable following the Effective Time and in accordance with ERISA and the Code, Eagle shall cause the assets of the Alliance 401(k) Plan to be distributed to the participants in the Alliance 401(k) Plan and shall take all other actions necessary and proper in order to implement the termination of the Alliance 401(k) Plan and related trust. As soon as administratively practicable following the Effective Time, Eagle shall take such action as is reasonably necessary to enable the Continuing Employees who participate in the Alliance 401(k) Plan (the "Hired Participants") to transfer to the 401(k) plan established or maintained by Eagle or an Eagle Subsidiary via direct rollover cash and promissory notes held in the account of the electing Hired Participants under the Alliance 401(k) Plan.

        6.10    D&O Indemnification.     (a) From and after the Effective Time, and through the through the three year anniversary of the Effective Time, Eagle shall indemnify and hold harmless the current and former officers, employees, directors and agents of Alliance and the Alliance Subsidiaries (each an "Indemnified Person") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of any act or omission or other matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Alliance, Alliance Bank or any Alliance Subsidiary or is or was serving at the request of Alliance as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Alliance Articles of Incorporation and Bylaws, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and Alliance's Articles of Incorporation or Bylaws, and/or any agreement, arrangement or understanding between Alliance and such Indemnified Person, as in effect on the date of this Agreement and which been disclosed in Section 6.10 to the Alliance Disclosure Schedule, to the extent legally permitted to do so.

        (b)   Any Indemnified Person wishing to claim indemnification under this Section 6.10 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Eagle, but the failure to so notify shall not relieve Eagle of any liability it may have to such Indemnified Person if such failure does not actually prejudice Eagle. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Eagle shall have the right to assume the defense thereof and Eagle shall not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if Eagle elects not to assume such defense or counsel for the Indemnified Persons advises that there are issues which raise conflicts of interest between Eagle and the Indemnified Persons, the Indemnified Persons may retain counsel which is reasonably satisfactory to Eagle, and Eagle shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Persons (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Persons will cooperate in the defense of any such matter, (iii) Eagle shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) Eagle shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Person in the manner contemplated hereby is prohibited by applicable laws and regulations.

        (c)   For three years after the Effective Time, there shall be maintained in force (either through the purchase by Alliance and Alliance Bank of tail coverage of Alliance's existing officers' and directors' liability insurance policy, under Eagle's existing policy, or another policy), officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered by the Alliance's and Alliance Bank's officers' and directors' liability insurance policy as of the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof. The cost of such coverage for the full three year period (whether paid by Eagle or by Alliance or Alliance Bank shall not exceed 300% of the amount paid by Alliance in its last full fiscal year for one year's coverage, which amount is set forth in Section 6.10 of the Alliance Disclosure Schedule. In the event that the cost of such coverage exceeds such amount, then the available amount shall be used to purchase coverage for the longest available period. Section 6.10 of the Alliance Disclosure Schedule sets forth each contract, agreement, plan, resolution, charter provision, bylaw provision or other arrangement or understanding pursuant to which Alliance or any Alliance Subsidiary has or may have any obligation to indemnify any director, officer, employee or agent.

        (d)   If Eagle or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Eagle or the surviving company shall assume the obligations set forth in this Section 6.10 hereof prior to or simultaneously with the consummation of such transaction.

        6.11    Acquisition Proposals.     (a) Notwithstanding anything contained in Sections 5.1(a)(ii) and 5.1(l) to the contrary, in the event that Alliance or any Alliance Subsidiary shall receive, prior to the Closing, an Unsolicited Acquisition Proposal (as hereinafter defined) which, in the good faith determination of the Board of Directors of Alliance, the fiduciary duty of the directors under Virginia law requires that the Board of Directors consider, negotiate or communicate, or provide information with respect to (collectively "communications"), because such Unsolicited Acquisition Proposal is more favorable from a financial point of view to the shareholders of Alliance than the Merger, which such determination shall be made after receiving the advice of counsel to Alliance regarding the requirements of the fiduciary duty of the directors under Virginia law and the advice of Alliance's financial advisor that the Unsolicited Acquisition Proposal is more favorable to Alliance's shareholders from a financial point of view than the Merger, then Alliance shall be entitled to engage in such communications.

        (b)   In the event that the Board of Directors of Alliance:

            (i)  approves entering into an agreement for any Unsolicited Acquisition Proposal, or Alliance and/or Alliance Bank consummate any such Unsolicited Acquisition Proposal, then this Agreement shall terminate as of the date of such approval or consummation, and Alliance and Alliance Bank shall be liable for the amount specified in Section 8.2(b).

           (ii)  while any unrejected Unsolicited Acquisition Proposal exists, (1) recommends any Unsolicited Acquisition Proposal to the shareholders of Alliance; (2) shall fail to recommend the Merger to the shareholders of Alliance in accordance with this Agreement; (3) withdraws or adversely modifies its recommendation of the Merger to shareholders of Alliance; or (4) subsequent to the Communications End Date as defined in Section 6.11(b)(iii), fails upon request of Eagle to reconfirm its recommendation of the Merger to shareholders of Alliance; then this Agreement shall terminate as of the date of such event set forth in (1), (2), (3) or (4), and Alliance and Alliance Bank shall be liable for the amount specified in Sections 8.2(b).

          (iii)  shall make the determination described in Section 6.11(a) resulting in Alliance engaging in communications with respect to any Unsolicited Acquisition Proposal, and such communications shall extend until the earlier of: (i) 45 days from the date on which Alliance provided notice of such Unsolicited Acquisition Proposal to Eagle; and (ii) the day which is the day immediately prior to the date set forth in Section 8.1(b) (the "Communications End Date"), and Alliance shall not have (x) rejected such Unsolicited Acquisition Proposal, and (y) advised Eagle orally and in writing of such rejection, by noon on the Communications End Date, then Eagle shall have the right to terminate this Agreement, effective immediately, upon notice to Alliance, and Alliance and Alliance Bank shall be liable for the amount specified in Section 8.2(b).

        It is expressly understood and acknowledged that the sole remedy available to Eagle for termination pursuant to this Section 6.11 shall be the amount payable under Section 8.2(b).

        (c)   For purposes of this Section 6.11:

            (i)  An "Acquisition Proposal" shall mean any inquiry, offer or proposal, other than the Merger or the Bank Merger, received by Alliance or any Alliance Subsidiary from any person or entity other than Eagle or an affiliate of Eagle (including deemed receipt as a result of the public announcement of such proposal by the proponent) regarding: (1) any merger, consolidation, reorganization, business combination, share purchase or exchange, purchase and assumption or similar transaction involving Alliance or Alliance Bank; or (2) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all, or any substantial portion of, the assets of Alliance or Alliance Bank.

           (ii)  An "Unsolicited Acquisition Proposal" shall mean any Acquisition Proposal received without violation of the provisions of Section 5.1(l) hereof. Any Acquisition Proposal received by Alliance or any Alliance Subsidiary from any person or entity previously contacted by Alliance or any Alliance Subsidiary (or by any person or entity acting or purporting to act on behalf of Alliance or any Alliance Subsidiary, including but not limited to representatives of Davenport & Company LLC) prior to the date hereof, but not contacted after the date hereof in violation of Section 5.1(l) shall be deemed an Unsolicited Acquisition Proposal. Any Acquisition Proposal received as a result of a violation of Section 5.1(l) shall not be deemed an Unsolicited Acquisition Proposal.

        (d)   Alliance and Alliance Bank shall promptly, and in any event no more than 24 hours after receipt and prior to engaging in communications with the party making the Unsolicited Acquisition Proposal, advise Eagle of, and communicate to Eagle the terms of, and provide Eagle with a copy of, any such Acquisition Proposal or inquiry with respect to an Acquisition Proposal addressed to Alliance or Alliance Bank or of which Alliance, Alliance Bank or their respective executive officers or directors has actual knowledge. Alliance's and Alliance Bank's Board of Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives to comply with the requirements of this Section and Section 5.1(l).

        6.12.    Trust Preferred Securities.     Eagle acknowledges that AVCT holds subordinated debentures issued by Alliance and has issued preferred securities which are intended to be "qualified trust preferred securities" as defined in applicable regulatory capital guidelines, or which are eligible for such treatment as grandfathered trust preferred securities. Eagle agrees that at the Effective Time, it shall expressly assume all of Alliance's obligations under the indentures relating to such subordinated debentures (including, without limitation, being substituted for Alliance) and execute any and all documents, instruments and agreements, including any supplemental indentures, guarantees, or declarations of trust required by said indentures, the subordinated debentures or the trust preferred securities issued by AVCT, or as may reasonably be requested by the trustees thereunder, and thereafter shall perform all of Alliance's obligations with respect to the subordinated debentures and the trust preferred securities issued by AVCT (the "Trust Preferred Assumption").

        6.13.    No Purchases or Sales of Eagle Common Stock During Market Value Determination Period.     Except for purchases of shares of Eagle Common Stock by Eagle in connection with Eagle's DRI Plan, and the reacquisition of shares of Eagle Common Stock in connection with the tender of shares of Eagle Common Stock in payment of the exercise price of options or withholding obligations under the Eagle Stock Plans, neither Eagle, Alliance, any Eagle Subsidiary, any Alliance Subsidiary, nor any executive officer or director of either Eagle, Alliance, any Eagle Subsidiary, any Alliance Subsidiary, nor any shareholder who shall be deemed an "affiliate" of Eagle or Alliance (as that term is used for purposes of Rule 144 promulgated under the Securities Act) shall purchase or sell on Nasdaq, or submit a bid to purchase or an offer to sell on Nasdaq, directly or indirectly, any shares of Eagle Common Stock or any options, warrants, rights or other securities convertible into or exchangeable for shares of Eagle Common Stock during the Market Value Determination Period.

        6.14.    Nasdaq Listing.     Eagle shall use its best efforts to cause the shares of Eagle Common Stock to be issued in connection with the Merger to be approved for quotation on Nasdaq, subject to official notice of issuance.

        6.15.    Alliance Options.     As soon as reasonably practicable after the Effective Time, Eagle shall deliver to holders of Alliance Options which have been converted into options to acquire Eagle Common Stock in accordance with the provisions of Section 2.2 hereof, a notice setting forth a statement of the modified terms thereof. Promptly after the Effective Time, Eagle shall file, to the extent available, one or more registration statements on Form S-8, with respect to the shares of Eagle Common Stock subject to such options held by any employee of Alliance or any Alliance Subsidiary (as such term is defined in General Instruction A to form S-8), and shall use its best efforts to maintain the effectiveness of such registration statement or statements for so long as such options remain outstanding.

        (b)   Eagle's Board of Directors, or a committee of "non-employee directors" thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will, before the Effective Time, adopt a resolution providing that the receipt by the Alliance insiders of Eagle Common Stock in exchange for shares of Alliance Common Stock, and of options to purchase shares of Eagle Common Stock upon conversion of Alliance Options, in each case pursuant to the transactions contemplated hereby, are approved by the Eagle Board of Directors by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act, such that any such receipt will be so exempt.

        6.16.    Disclosure.     The Alliance Disclosure Schedule and the Eagle Disclosure Schedule called for by this Agreement shall be updated as of the Closing Date for comparative and information purposes.

Disclosure of an item for the first time on such updated schedules shall not be considered in determining the truth or accuracy of any representation or warranty.

ARTICLE VII

CONDITIONS

        7.1.    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of each of the following conditions:

        (a)    Alliance Shareholder Approval.     The Merger, the Agreement and the Plan of Merger shall have been approved by the requisite vote of the shareholders of Alliance.

        (b)    Tax Opinion.     There shall have been delivered to Eagle an opinion of Patton Boggs LLP and Alliance shall have received an opinion of Troutman Sanders LLP each reasonably acceptable in form and substance to the recipient thereof, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, each of the Merger and the Bank Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and no gain or loss will be recognized by the shareholders of Alliance upon receipt of the Eagle Common Stock in exchange for their shares of Alliance Common Stock (except with respect to cash received in lieu of fractional shares). In rendering such opinions, the law firms may require and rely upon customary representations contained in certificates of officers of Eagle, Alliance and their respective subsidiaries.

        (c)    Regulatory Approvals.     Eagle shall have received approval of the Merger and Bank Merger contemplated by this Agreement from the Federal Reserve, the DFR, the SCC and any other federal or state regulatory agencies whose approval is required for consummation of such transactions (including those relating to mortgage banking, brokerage or lending activities), and all notice and waiting periods after the granting of any such approval shall have expired.

        (d)    Registration Statement.     The Registration Statement shall have been declared effective and shall remain effective through the Effective Time, and no stop order suspending the effectiveness of the Registration Statement shall have been initiated or threatened. In addition, all state securities and blue sky permits and approvals required to carry out the transactions contemplated hereby shall have been obtained.

        (e)    Nasdaq Listing.     The shares of Eagle Common Stock to be issued in connection with the Merger shall have been approved for listing, upon notice of issuance, on Nasdaq.

        (f)    Trust Preferred Assumption.     Eagle shall have executed and delivered, subject to the effectiveness of the Merger, all supplemental and amended documents required to be executed by Eagle to effect the Trust Preferred Assumption.

        7.2.    Conditions to Obligation of Eagle to Effect the Merger.     The obligation of Eagle to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

        (a)    Representations and Warranties; Corporate Proceedings.     Each representation and warranty of Alliance and Alliance Bank set forth in Article IV hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Eagle shall have received a certificate of the President of Alliance and Alliance Bank to that effect. All action required to have been taken by, or on the part of, Alliance or Alliance Bank to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Eagle shall have received certified copies of the resolutions evidencing such authorizations.

        (b)    Performance of Obligations.     Alliance and Alliance Bank shall each have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and Eagle shall have received a certificate of the President of Alliance and Alliance Bank to that effect.

        (c)    Permits, Authorizations, Etc.     Alliance and Alliance Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by them for the lawful consummation of the Merger and Bank Merger in accordance with applicable law and without violation of any Material Contract.

        (d)    No Material Adverse Change.     There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition, prospects or results of operations of Alliance and the Alliance Subsidiaries, taken as a whole.

        (e)    Regulatory Approvals. .     Eagle shall have received approval of the Merger and Bank Merger contemplated by this Agreement from the Federal Reserve, the DFR, the SCC and any other federal or state regulatory agencies whose approval is required for consummation of such transaction, without the imposition of any condition or conditions that, in the good faith reasonable judgment of Eagle, would have a material adverse effect on the value of the Merger to Eagle (excluding conditions that are ordinarily imposed in connection with transactions of the type contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired. Eagle shall have received confirmation from the Federal Reserve that Eagle may, following the Trust Preferred Assumption, continue to include the assumed trust preferred securities as Tier 1 capital of Eagle.

        (f)    No Injunction.     No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

        (g)    Litigation.     At the Effective Time, there shall not be pending or to the knowledge of Alliance, Alliance Bank or Eagle, threatened against Alliance or Alliance Bank or the officers, directors or employees thereof in their capacity as such, any suit, action or proceeding (including antitrust actions) which, if successful, would, in the reasonable judgment of Eagle, have a material adverse effect on the financial condition, operations, business or prospects of Alliance, Alliance Bank or the Surviving Company.

        (h)    Support Agreement.     At least 75% of the directors of Alliance and Alliance Bank in office as of the date of execution of this Agreement, or if greater, 8 of such directors, shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit C.

        (i)    280G Issues.     Eagle shall be reasonably satisfied, either through mutually agreeable pre-Closing amendments or otherwise, that Alliance shall have taken any and all reasonably necessary steps such that the Merger will not trigger any "excess parachute payment" (as defined in Section 280G of the Code) under any employment, severance or change in control agreement, benefit plans, or similar arrangements between Alliance or any Alliance Subsidiary and any officers, directors, or employees thereof that will result in the imposition of any tax under Section 4999 of the Code, the nondeductibility of any portion of such payment, or require any "gross up" payment.

        (j)    Tax Certificate.     Alliance shall have delivered to Eagle a certification dated not more than 30 days prior to the Effective Time, and signed by Alliance to the effect that Alliance is not, nor has it been within five years of the date of the certification, a "United States real property holding corporation" as defined in Section 897 of the Code.

        (k)    Brokers and Finders Fees.     Alliance and Alliance Bank shall have paid in full, at or prior to Closing, all amounts owing in respect of the payments contemplated in Section 4.31 hereof.

        (l)    Third Party Consents and Agreements.     (i) Alliance and the Alliance Subsidiaries shall have obtained all third party consents under any material agreement, contract, note, license, permit or other document by which Alliance and Alliance Bank is bound or to which any of their respective properties is subject required for the consummation of the transactions contemplated hereby, except such consents which, individually or in the aggregate do not result in a material adverse effect on the business, operations, assets, financial condition, assets, prospects or results of operations of Alliance, taken as a whole. Alliance and Alliance Bank shall have obtained the consent of the landlord under each real property lease described in Section 4.11 of the Alliance Disclosure Schedule to the succession of Eagle or EagleBank thereunder.

           (ii)  Alliance and/or Alliance Bank shall have entered into the agreements described in Section 5.2(o).

        (m)    Fairness Opinion.     Eagle shall have received from Sandler O'Neill & Partners, L.P., an updated fairness opinion dated as of a date not later than date of the effectiveness of the Registration Statement, to the effect that the Merger is fair to the shareholders of Eagle from a financial point of view.

        (n)    Non-compete Agreements.     At least 75% of the directors of Alliance and Alliance Bank in office as of the date of execution of this Agreement, or if greater, 8 of such directors, shall have, concurrently with the execution of this Agreement, entered into a Non-compete Agreement in substantially the form attached hereto as Exhibit D.

        (o)    Non-solicitation & Non-disparagement Agreements.     Each of the directors of Alliance and Alliance Bank in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Non-solicitation and Non-disparagement Agreement in substantially the form attached hereto as Exhibit E.

        (p)    AIA Non-Compete.     Alliance, Thomas P. Danaher and Oswald H. Skewes shall have executed and delivered an amendment to the AIA Agreement, in form and substance satisfactory to Eagle, terminating the noncompete provisions of the AIA Agreement.

        (q)    Accountants' Letter.     Eagle shall have received from Yount, Hyde & Barbour, P.C., independent registered public accountants to Alliance, a letter dated the Closing Date, with respect to certain financial information regarding Alliance, which shall be substantially in the following form:

            (i)  they are independent public accountants with respect to Alliance;

           (ii)  in their opinion the audited financial statements of Alliance examined by them and included in the Proxy Statement furnished to shareholders of Alliance, or subsequently provided to Eagle and/or the shareholders of Alliance, comply as to form in all material respects with the requirements applicable thereto;

          (iii)  at the request of Alliance they have carried out procedures to a specified date not more than 5 business days prior to the Effective Time as follows: (1) read the unaudited financial statements of Alliance for the period from the date of the most recent audited financial statements of Alliance through the last day of the most recent calendar month ended prior to such specified date not more than 5 days prior to the Effective Time; (2) read the minutes of the meetings of the shareholders and of the Board of Directors (and all committees thereof) of Alliance from the date of the most recently audited financial statements to a date not more than 5 days prior to the

  Effective Time, and (3) consulted with certain officers and employees of Alliance responsible for financial and accounting matters as to whether there has been any change in Alliance stock or long-term debt, or any decrease in consolidated net assets or in the total or per-share amounts of net income of Alliance, and, based on such procedures and except as disclosed in such letter, nothing has come to their attention which would cause them to believe that:

            (A)  the financial statements referred to in (1) above do not fairly present the financial position of Alliance and the results of its operations and changes in its financial position at the dates and for the periods referred to therein and are not presented in conformity with GAAP applied on a basis consistent in all material respects with that of the most recent audited consolidated statements of Alliance, except as expressly required by this Agreement or noted in such letter;

            (B)  as of said date not more than 5 business days prior to the Effective Time, there was any (x) change in the Alliance stock or long-term debt of Alliance or (y) decreases in consolidated net assets of Alliance, in each case as compared with the amounts shown in the balance sheet of Alliance at the date of the most recent audited financial statements, or for the period from the date of the most recent financial statements to said date not more than 5 business days prior to the Effective Time, there were any decreases, as compared with the corresponding portion of the preceding fiscal year, in the total or per share amounts of income before extraordinary items or net income, other than, in each case, as set forth in such letter.

        The parties hereto acknowledge and agree that the foregoing letter is not, and the contents shall not be governed as a, "comfort letter" as that term is used for purposes of Statement of Financial Accounting Standards No. 72, but is an agreed upon procedures letter.

        7.3    Conditions to Obligation of Alliance and Alliance Bank to Effect the Merger.     The obligation of Alliance and Alliance Bank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

        (a)    Representations and Warranties; Corporate Proceedings.     Each representation and warranty of Eagle set forth in Article III hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Alliance and Alliance Bank shall have received a certificate of the Chief Executive Officer of Eagle to that effect. All corporate action required to have been taken by, or on the part of, Eagle to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Alliance and Alliance Bank shall have received certified copies of the resolutions evidencing such authorizations.

        (b)    Performance of Obligations.     Eagle shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and Alliance and Alliance Bank shall have received a certificate of the Chief Executive Officer of Eagle to that effect.

        (c)    Permits, Authorizations, Etc.     Eagle shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by it for the lawful consummation of the Merger and Bank Merger in accordance with applicable law.

        (d)    No Material Adverse Change.     There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition, prospects or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole.

        (e)    No Injunction.     No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

        (f)    Fairness Opinion.     Alliance shall have received from Davenport & Company LLC, an updated fairness opinion dated as of a date not later than the date of the effectiveness of the Registration Statement, to the effect that the Merger is fair to the shareholders of Alliance from a financial point of view.

        (g)    Merger Consideration.     Eagle shall have deposited with the Exchange Agent, or authorized and directed the Exchange Agent to issue, the Merger Consideration to be paid to holder of Alliance Common Stock in accordance with the provisions of Article II hereof.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time:

        (a)   by mutual consent of all parties hereto;

        (b)   by either Eagle or Alliance and Alliance Bank, at any time after April 30, 2012, if the Merger shall not theretofore have been consummated, unless: (i) the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein or; (ii) the date reflected in this Section 8.1(b) shall be extended in writing by all of the parties hereto, provided, however that if Alliance or Alliance Bank engages in communications in violation of Section 5.1(l) at any time after the date hereof, Alliance and Alliance Bank shall not be entitled to terminate this Agreement pursuant to provisions of Section 8.1(b);

        (c)   (i) by Alliance and Alliance Bank, in the event of the material breach by Eagle of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within 30 days of delivery of written notice of breach, or (ii) by Eagle, in the event of the material breach by Alliance or Alliance Bank of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within of 30 days of delivery of written notice of breach, provided that no cure period shall be available for a breach involving the provisions of Section 5.1(l);

        (d)   by either Alliance and Alliance Bank or Eagle if any governmental or regulatory approval required for consummation of the Merger and the transactions contemplated hereby shall have been denied by final, non-appealable order, or any such denial shall not have been appealed within the time available for such appeal;

        (e)   by either Alliance and Alliance Bank or Eagle, in the event that any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in 8.1(b) of this Agreement, provided that the terminating party(ies) shall not be in material breach of a representation, warranty or covenant of this Agreement at the time of termination pursuant to this Section 8.1(e);

        (f)    by either Alliance and Alliance Bank or Eagle, in the event that the Merger, the Agreement and the Plan of Merger are not approved by the requisite vote of the shareholders of Alliance at the Alliance Shareholder Meeting;

        (g)   by either Alliance and Alliance Bank or Eagle, in accordance with the provisions of Section 6.11(b); or

  (h)
  (i) subject to the provisions of Section 8.2(f), by Alliance and Alliance Bank if:

            (1)   the Average Closing Price shall be less than the product of 0.80 and the Starting Price; and

            (2)   the Eagle Ratio is less than the Index Ratio minus 0.20.

           (ii)  For purposes of this Section 8.1(h) and Section 8.2(f), the following terms shall have the meanings indicated below:

            (1)   "Average Closing Price" means the average of the last reported sale prices per share of Eagle Stock as reported on the Nasdaq for the 5 consecutive trading days immediately preceding the Determination Date. In the event that there shall be no trade on any trading day within the foregoing period, or if Nasdaq shall fail to report a closing price on any such day, the closing price for such day shall be equal to the average of the closing bid price and the closing asked price as reported by Nasdaq on that day.

            (2)   "Determination Date" means the seventh day immediately prior to the scheduled Closing Date, or if such day is not a trading day, the trading day immediately preceding such day.

            (3)   "Eagle Ratio" means the result obtained by dividing the Average Closing Price by the Starting Price;

            (4)   "Index Price" means, on a given date, the closing price of the Nasdaq Bank Index, or if such index is not available such substitute or similar index which substantially replicates the Nasdaq Bank Index.

            (5)   "Index Ratio" means the number obtained by dividing the Index Price on the Determination Date by the Starting Index Price.

            (6)   "Starting Index Price" means 1739.58.

            (7)   "Starting Price" means $14.16.

        8.2.    Effect of Termination.     (a) In the event of termination of this Agreement by either Alliance and Alliance Bank or Eagle as provided in Section 8.1 above, this Agreement shall forthwith become void and there shall be no liability on the part of either Alliance and Alliance Bank or Eagle or their respective officers or directors, except that: (i) the provisions of this Section 8.2, the provisions regarding the confidentiality and return or destruction of documents of Section 6.1, and the provisions of Section 6.5 shall survive any such termination and abandonment; and (ii) a termination pursuant to Section 8.1 shall not relieve the breaching party from liability or action being taken in law or in equity by the non breaching party for any fraud, for any willful misconduct or breach of a material provision of this Agreement giving rise to such termination, except where Eagle has received the payment provided by Section 8.2(b) or Section 8.2(c).

        (b)   Notwithstanding anything to the contrary contained herein, in the event of termination of this Agreement (i) by either Alliance and Alliance Bank or Eagle pursuant to Section 8.1(g); or (ii) by Eagle pursuant to Section 8.1(c) and such material breach occurred as a result of a breach of Section 5.1(l), Alliance and Alliance Bank shall, within 3 business days of such termination pay to Eagle, by wire transfer of immediately available funds, the sum of $1,350,000.

        (c)   Notwithstanding anything to the contrary contained herein, if this Agreement shall have been terminated pursuant to Section 8.1(b) or Section 8.1(f), and prior to such termination the provisions of Section 5.1(l) shall have been breached (whether or not such breach shall have resulted in the failure to obtain shareholder approval), or in the case of termination pursuant to Section 8.1(b), where Alliance has engaged in communications with respect to an Unsolicited Acquisition Proposal through the Communications End Date, Alliance and Alliance Bank shall, within 3 business days of such termination as provided in this Section 8.2(c) pay to Eagle, by wire transfer of immediately available funds, the sum of $1,350,000.

        (d)   Notwithstanding anything to the contrary contained herein, if this Agreement shall have been terminated pursuant to Section 8.1(b) or Section 8.1(f), and if (i) prior to such termination, an Acquisition Proposal shall have been publicly proposed (other than by Eagle or any Eagle Subsidiary) or any person or entity other than Eagle or any Eagle Subsidiary has publicly announced its intention to make an Acquisition Proposal, or such Acquisition Proposal or intention has otherwise become widely known to Alliance's shareholders and (ii) within 12 months following the date of such termination: (A) Alliance or Alliance Bank merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, any person or entity other than Eagle or any Eagle Subsidiary; (B) any person or entity other than Eagle or any Eagle Subsidiary, directly or indirectly, acquires more than 50% of the total assets of Alliance and the Alliance Subsidiaries, taken as a whole; (C) any person or entity other than Eagle any Eagle Subsidiary, directly or indirectly, acquires more than 50% of the outstanding shares of Alliance Common Stock; or (D) Alliance adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding shares of Alliance Common Stock or an extraordinary dividend relating to more than 50% of such outstanding shares or 50% of the assets of Alliance and the Alliance Subsidiaries, taken as a whole (or in any of clauses (A) through (D) Alliance or any Alliance Subsidiary shall have entered into a definitive agreement providing for such action), Alliance and Alliance Bank shall, within 3 business days of occurrence of any event described in Section 8.2(d)(ii) pay to Eagle, by wire transfer of immediately available funds, the sum of $1,350,000.

        (e)   Alliance and Alliance Bank agree that they shall cause the acquiror in respect of any Acquisition Proposal to expressly assume the obligation of Alliance and Alliance Bank to make such payment to the extent such payment obligation has not been previously satisfied. Notwithstanding anything to the contrary contained herein, the obligations of Alliance and Alliance Bank to make such payments and to cause such assumption shall survive the termination of this Agreement and shall be binding upon Alliance and Alliance Bank and any successor or assign of Alliance or Alliance Bank, whether by merger, consolidation, share purchase or exchange, asset purchase, or otherwise.

        (f)    If Alliance elects to exercise its termination right pursuant to Section 8.1(h), it shall give written notice of such election to Eagle within one day of the Determination Date. During the five business day period (the "Decision Period") commencing with its receipt of such notice, Eagle may elect to pay, as additional Merger Consideration, to each holder of shares of Alliance Common Stock, additional shares of Eagle Common Stock having a value, based on the Average Closing Price, and/or cash, in an amount per share of Alliance Common Stock equal to the Top-Up Amount.

        The "Top-Up Amount" shall be the number obtained by multiplying (A) the Average Closing Price by (B) the excess of the Imputed Conversion Ratio over the Adjusted Conversion Ratio, as adjusted.

        The "Imputed Conversion Ratio" shall equal the lesser of:

            (i)  the number obtained by dividing (1) the product of the Starting Price multiplied by the Adjusted Conversion Ratio multiplied by 0.80 by (2) the Average Closing Price; and

           (ii)  the number obtained by dividing (1) the product of the Index Ratio and the Adjusted Conversion Ratio by (2) the Eagle Ratio.

        If Eagle makes such election within the Decision Period, it shall give prompt written notice to the Alliance of such election and the Top-Up Amount, whereupon the Alliance shall have no right to terminate the Agreement pursuant to Section 8.1(h) and this Agreement shall remain in full force and effect in accordance with its terms.

        If, during the period between the date of this Agreement and the Determination Date, any change in the outstanding shares of capital stock of Eagle shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the "Starting Price" shall be appropriately adjusted to account for such change for the purposes of Section 8.1(h).

        (g)   Eagle, Alliance and Alliance Bank acknowledge that the business and assets of Alliance and Alliance Bank, and the combination of Eagle and Alliance, are unique and that, if the parties fail to consummate the transactions contemplated by this Agreement, the parties may have no adequate remedy at law. Eagle, Alliance and Alliance Bank shall each be entitled, in addition to the rights provided by this Section 8.2 and its other remedies at law, to specific performance of this Agreement if another party shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

        (h)   If the sums are paid to Eagle under Section 8.2(b) or Section 8.2(c), those amounts shall be the sole remedy available to Eagle in the event of any such termination of this Agreement.

        (i)    Eagle, Alliance and Alliance Bank acknowledge and agree that the agreements contained in Section 6.11(b), Section 8.2(b), Section 8.2(c) and Section 8.2(d) are integral parts of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty. If Alliance and Alliance Bank (or any successor thereto) fails to pay Eagle the amounts due under such sections within the time periods specified therein, Alliance and Alliance Bank (and any successor thereto) shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Eagle in connection with any action in which the it prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the maximum interest rate payable on judgments pursuant to applicable Maryland law, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

        8.3.    Amendment.     This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of Alliance; provided, however, that after such approvals no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of Alliance's shareholders as contemplated by the Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of Alliance and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

        8.4    Waiver.     At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

 ARTICLE IX

GENERAL PROVISIONS

        9.1    Investigation; Survival of Agreements.     No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

        9.2    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received (i) on the date given if delivered prior to 5:00 PM on a business day, personally or by confirmed telecopier or email, in each case with a hard copy sent by registered or certified first class mail, personally or by commercial overnight delivery service; (ii) on the date received if sent by commercial overnight delivery service; (iii) on the fifth calendar day after depositing in the mail, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)
  if to Eagle or Holdings:

    Ronald D. Paul, Chief Executive Officer
    7815 Woodmont Avenue
    Bethesda, Maryland 20814
    Fax: (301) 986-8529
    E-mail: rpaul@eaglebankcorp.com

    Copy to:

    Noel M. Gruber, Esq.
    BuckleySandler LLP
    1250 24th Street, 7th Floor
    Washington, DC 20037
    Fax: (202) 349-8080
    E-Mail: ngruber@buckleysandler.com

  (b)
  if to Alliance or Alliance Bank:

    William E. Doyle, Jr., President & Chief Executive Officer
    Alliance Bankshares Corporation
    14200 Meadow Park Drive
    Suite 200 South
    Chantilly, Virginia 20151
    Fax: (703) 961-6851
    E-mail: wdoyle@alliancebankva.com

    Copy to:

    Jacob A. Lutz III
    Troutman Sanders LLP
    Troutman Sanders Building
    1001 Haxall Point
    Richmond, Virginia 23219
    Fax (804) 698-6014
    E-mail: jake.lutz@troutmansanders.com

        9.3    Material Adverse Change.     Notwithstanding anything to the contrary contained herein, the term "material adverse change" or "material adverse effect" or words of similar import, shall not include the impact of: (i) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (ii) changes, after the date hereof, in generally accepted accounting principles or regulatory principles generally applicable to banks but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (iii) changes, after the date hereof, resulting from expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with this Agreement; (iv) changes, after the date hereof, resulting from, acts of terrorism or war, but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (v) changes, after the date hereof, resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change in control or severance agreements in effect as of the date hereof and disclosed in Section 6.9 of the Alliance Disclosure Schedule; or (vi) actions and omissions of Eagle or Alliance and Alliance Bank taken at the request of, or with the prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby.

        9.4    "Knowledge" and "Belief."     The term "knowledge" or "belief," when used with respect to Alliance, Alliance Bank or any Alliance Subsidiary, means the conscious knowledge or belief, after due inquiry, of William E. Doyle, Jr., Jean S. Houpert, George F. Cave, Craig W. Sacknoff and Kevin Dodson. The term "knowledge" or "belief," when used with respect to Eagle or EagleBank, means the conscious knowledge or belief, after due inquiry, of Ronald D. Paul, Michael T. Flynn, James H. Langmead and Susan G. Riel.

        9.5.    Severability.     Except to the extent that application of this Section 9.5 hereof would have a material adverse effect on Eagle or Alliance and their respective Subsidiaries taken as a whole, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

        9.6.    Headings.     The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement.. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        9.7.    Attorneys' Fees.     In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other remedy.

        9.8.    Schedules and Exhibits.     All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. The parties acknowledge and agree that the inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

        9.9.    Miscellaneous.     This Agreement (including schedules, exhibits, documents and instruments referred to herein)

        (a)   together with all disclosure letters, schedules, exhibits, documents and instruments attached hereto or required to be delivered herewith, or at or prior to Closing, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;

        (b)   is not intended to confer upon any person not a party hereto any rights or remedies hereunder;

        (c)   shall not be assigned by operation of law or otherwise;

        (d)   shall be governed in all respects by the laws of the State of Maryland without regard to the choice of laws provisions thereof; and

        (e)   may be executed in two or more counterparts which together shall constitute a single agreement.

[Signatures appear on following page]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.

ATTEST: [SEAL]	EAGLE BANCORP, INC.
/s/ JANE E. CORNETT	By:	/s/ RONALD D. PAUL
Name: Jane E. Cornett		Name: Ronald D. Paul
Title: Secretary		Title: Chief Executive Officer
ATTEST: [SEAL]	ALLIANCE BANKSHARES CORPORATION
/s/ ROBERT C. KOVARIK, JR.	By:	/s/ WILLIAM E. DOYLE, JR.
Name: Robert C. Kovarik, Jr.		Name: William E. Doyle, Jr.
Title: Secretary		Title: President & Chief Executive Officer
ATTEST: [SEAL]	ALLIANCE BANK CORPORATION
/s/ ROBERT C. KOVARIK, JR.	By:	/s/ WILLIAM E. DOYLE, JR.
Name: Robert C. Kovarik, Jr.		Name: William E. Doyle, Jr.
Title: Secretary		Title: President & Chief Executive Officer

[Signature Page to Agreement of Merger]